As filed with the Securities and Exchange Commission on January 23, 1998
                                                                Registration No.
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                         Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                             ----------------------

           Delaware                           6711                 63-0589368
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S. Employer Incorporation or Organization) Classification Code Number) Identification No.)


                             417 North 20th Street
                             Birmingham, AL  35203
                                 (205) 326-7100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                            Samuel E. Upchurch, Jr.
                    General Counsel and Corporate Secretary
                             417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

       CHARLES C. PINCKNEY              FRANK M. CONNER III               GEORGE S. KING, JR.
   LANGE, SIMPSON, ROBINSON &              ALSTON & BIRD                 SINKLER & BOYD, P.A.
           SOMERVILLE               601 PENNSYLVANIA AVENUE, N.W.        THE PALMETTO CENTER
417 NORTH 20TH STREET, SUITE 1700    NORTH BUILDING, SUITE 250       1426 MAIN STREET, SUITE 1200
       BIRMINGHAM, AL 35203             WASHINGTON, D.C. 20004         COLUMBIA, SC  29201-2834
         (205) 250-5000                   (202) 508-3303                   (803) 779-3080

                              --------------------
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                              --------------------
                       CALCULATION OF REGISTRATION FEE

Title of each                         Proposed maximum   Proposed maximum
class of securities    Amount to be   offering price         aggregate           Amount of
registered              registered       per unit*        offering price*    registration fee
---------------------------------------------------------------------------------------------------------------------

Common Stock           2,197,469      $39.87             $87,613,089         $25,845.86

=====================================================================================================================

*Calculated in accordance with Rule 457(f), based on the average of the high and low quoted sales prices of common stock of the Company being acquired on the Nasdaq National Market on January 20, 1998.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET


                                                                       CAPTION OR LOCATION IN
                         FORM S-4 ITEM                               PROXY STATEMENT/PROSPECTUS
----------------------------------------------------------   ------------------------------------------

 1. Forepart of registration statement and outside front
    cover page of prospectus..............................   Outside Front Cover of Proxy
                                                             Statement/Prospectus; Facing Page of
                                                             Registration Statement; Cross-Reference Sheet.
 2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                             Incorporated by Reference; Table of
                                                             Contents.
 3. Risk factors, ratio of earnings to fixed charges and
    other information.....................................   Summary; Comparative Market Prices and Dividends.
 4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                             Effect of the Merger on Rights of
                                                             Stockholders; Description of Regions
                                                             Common Stock.
 5. Pro forma financial information.......................   Summary.
 6. Material contacts with the company being acquired.....   Summary; Description of the Transaction.
 7. Additional information required for re-offering by
    persons and parties deemed to be underwriters.........   Not applicable.
 8. Interest of named experts and counsel.................   Opinions.
 9. Disclosure of Commission position on indemnification
    for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                             Summary; Business of Regions.
11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants....   Not Applicable.
13. Incorporation of certain information by reference.....   Not Applicable.
14. Information with respect to registrants other than S-2
    or S-3 registrants....................................   Not Applicable.
15. Information with respect to S-3 companies.............   Business of First United; Voting Securities and
                                                             Principal Stockholders of First United
16. Information with respect to S-2 or S-3 companies......   Not Applicable.
17. Information with respect to companies other than S-2
    or S-3 companies......................................   Not Applicable.
18. Information if proxies, consents, or authorizations
    are to be solicited...................................   Documents Incorporated by Reference;  Summary;
                                                             The Special Meeting; Description of the Transaction;
                                                             Description of Regions Common Stock.
19. Information if proxies, consents, or authorizations
    are not to be solicited or in an exchange offer.......   Not Applicable.

Dear First United Bancorporation Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders of First United Bancorporation ("First United") to be held at First United's main office, 304 North Main Street, Anderson, South Carolina, 29622, on ______, 1998, at ______:00 p.m., local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which First United will merge (the "Merger") with and into Regions. As successor to First United, Regions will continue the banking operations of First United's banking subsidiaries through Regions' subsidiaries. The other subsidiary of First United, Quick Credit Corporation, will become a subsidiary of Regions. Upon consummation of the Merger, each share of First United common stock issued and outstanding (except for certain shares held by First United, Regions, or their respective subsidiaries and shares held by stockholders who perfect their dissenters' rights) will be converted into .5173 of a share of Regions common stock, subject to possible adjustment.

     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of First United has agreed to vote those First United shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by First United stockholders and approval of the Merger by various regulatory agencies.

     Stockholders of First United who perfect their dissenters' rights prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their First United shares in cash, as provided by applicable law.

     It is important to understand that approval of the Agreement requires the affirmative vote of at least two-thirds of the common stock of First United entitled to vote at the Special Meeting, not just two-thirds of the votes cast. Consequently, a failure to vote will have the same effect as a vote against the Agreement.

     Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for First United, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                         Sincerely,



                                         Mason Y. Garrett
                                         President and Chief Executive Officer

                           FIRST UNITED BANCORPORATION
             304 NORTH MAIN STREET, ANDERSON, SOUTH CAROLINA, 29622
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                             TO BE HELD ______, 1998


     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of First United Bancorporation ("First United"), a bank holding company, will be held at First United's main office, 304 North Main Street, Anderson, South Carolina, 29622, on ______, 1998, at ______:00 p.m., local time, for the following purposes:

     1. Merger. To consider and vote on the approval of the Agreement and Plan of Merger, dated as of October 28, 1997 (the "Agreement"), by and between First United and Regions Financial Corporation ("Regions"), pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of First United through the merger of First United with and into Regions (the "Merger"),
(ii) each share of First United common stock (except for certain shares held by First United, Regions, or their respective subsidiaries and shares held by stockholders who perfect their dissenters' rights) will be converted into .5173 of a share of Regions common stock, subject to possible adjustment, and (iii) each First United stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

     2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.

     Only stockholders of record at the close of business on ______, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

     Stockholders of First United have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of Chapter 13 of the South Carolina Business Corporation Act, which is attached to the accompanying Proxy Statement/Prospectus as Appendix C.

     The Board of Directors of First United unanimously recommends that holders of First United common stock vote to approve the proposals listed above.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of First United an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                             By Order of the Board of Directors



                                             William B. West
                                             Corporate Secretary


 ______, 1998

       FIRST UNITED BANCORPORATION            REGIONS FINANCIAL CORPORATION
             PROXY STATEMENT                           PROSPECTUS
   FOR SPECIAL MEETING OF STOCKHOLDERS                COMMON STOCK
         TO BE HELD ______, 1998                    (PAR VALUE $.625)
                                                 UP TO 2,197,469 SHARES


     This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of First United Bancorporation, a bank holding company organized and existing under the laws of the state of South Carolina ("First United") upon consummation of the proposed merger (the "Merger") described herein, by which First United will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 1997, by and between Regions and First United (the "Agreement").

     On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) First United will merge with and into Regions,
(ii) each outstanding share of the $1 1/9 par value common stock of First United ("First United Common Stock") will be converted into .5173 of a share of Regions Common Stock, subject to possible adjustment, and (iii) each holder of First United Common Stock will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

     The Exchange Ratio is adjustable upward only if certain conditions are met concerning the quoted price of Regions Common Stock, and then only with the concurrence of both First United and Regions. The Board of Directors of First United would likely invoke the adjustment mechanism in the Agreement if the conditions permit, in which case Regions must determine whether to proceed with the Merger at a higher Exchange Ratio. In making this determination, the principal factors Regions will consider include the projected effect of the Merger on Regions' pro forma earnings per share and whether Regions' assessment of First United's earning potential as part of Regions justifies the issuance of a higher number of Regions' shares. If Regions declines to adjust the Exchange Ratio, First United may elect to proceed without the adjustment. In making such determination, the Board of Directors of First United will consider whether the Merger remains in the best interest of First United and its stockholders, despite a decline in Regions' stock price, and whether the consideration to be received by the holders of First United Common Stock remains fair from a financial point of view. First United intends to resolicit approval of the Merger from holders of First United Common Stock if its Board of Directors determines to proceed with the Merger under circumstances such that the value of the consideration to be received by such holders in the Merger is below $15.52 per share as of the Determination Date (as defined in the Agreement.) See "Description of the Transaction--Possible Adjustment of Exchange Ratio."

     As a result of the Merger, the separate existence of First United will cease, and Regions will continue the banking operations of First United's banking subsidiaries through Regions' subsidiaries. The other subsidiary of First United, Quick Credit Corporation, will become a subsidiary of Regions. For a further description of the terms of the Merger, see "Description of the Transaction."

     This Prospectus also constitutes a Proxy Statement of First United and is being furnished to the stockholders of First United in connection with the solicitation of proxies by the Board of Directors of First United for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on ______, 1998, to consider and vote on the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of First United on or about ______.

          The date of this Proxy Statement/Prospectus is ______, 1998.

                              AVAILABLE INFORMATION

     Regions and First United are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR FIRST UNITED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS OR FIRST UNITED SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to First United was supplied by First United.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. Regions' Quarterly Reports on Form 10-Q for the three months ended March 31, June 30, and September 30, 1997;

          3. Regions' Report on Form 10-C filed June 20, 1997; and

          4. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1996, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1996," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the SEC by First United pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. First United's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. First United's Quarterly Reports on Form 10-Q for the three months ended March 31, June 30, and September 30, 1997;

          3. First United's Current Report on Form 8-K filed with the SEC on December 5, 1997.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     Copies of the audited consolidated financial statements of Regions included in Regions' Annual Report on Form 10-K for the year ended December 31, 1996, and the audited consolidated financial statements of First United included in First United's annual report on Form 10-K for the year ended December 31, 1996 accompany this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, 417 NORTH 20TH STREET, BIRMINGHAM, ALABAMA 35203 (TELEPHONE (205) 326-7090), AND IF FILED BY FIRST UNITED, FROM WILLIAM B. WEST, CORPORATE SECRETARY, FIRST UNITED BANCORPORATION, 304 NORTH MAIN STREET, ANDERSON, SOUTH CAROLINA, 29622 (TELEPHONE (864) 224-1112). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ______, 1998.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION........................................................2
DOCUMENTS INCORPORATED BY REFERENCE..........................................2
SUMMARY......................................................................6
     The Parties.............................................................6
     Special Meeting of First United Stockholders............................6
     Record Date; Vote Required..............................................7
     The Merger; Exchange Ratio..............................................7
     Dissenting Stockholders.................................................7
     Reasons for the Merger; Recommendation of First United's Board
      of Directors...........................................................7
     Opinion of First United's Financial Advisor.............................8
     Effective Date..........................................................8
     Exchange of Stock Certificates..........................................8
     Regulatory Approvals and Other Conditions...............................8
     Waiver, Amendment, and Termination of the Agreement.....................8
     Interests of Certain Persons in the Merger..............................9
     Certain Federal Income Tax Consequences of the Merger...................9
     Certain Differences in Stockholders' Rights.............................9
     Comparative Market Prices of Common Stock...............................9
     Comparative Per Share Data.............................................10
     Selected Financial Data................................................10
THE SPECIAL MEETING.........................................................14
     General................................................................14
     Record Date; Vote Required.............................................14
DESCRIPTION OF THE TRANSACTION..............................................15
     General................................................................15
     Possible Adjustment of Exchange Ratio .................................15
     Treatment of First United Options......................................17
     Background of and Reasons for the Merger...............................17
     Opinion of First United's Financial Advisor............................19
     Effective Date of the Merger...........................................25
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares........................................25
     Conditions to Consummation of the Merger...............................26
     Regulatory Approvals...................................................26
     Waiver, Amendment, and Termination of the Agreement....................27
     Conduct of Business Pending the Merger.................................28
     Management Following the Merger........................................29
     Interests of Certain Persons in the Merger.............................29
     Dissenting Stockholders................................................30
     Certain Federal Income Tax Consequences of the Merger..................33
     Accounting Treatment...................................................34
     Expenses and Fees......................................................34
     Resales of the Regions Common Stock....................................34
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS..............................35
     Antitakeover Provisions Generally......................................35
     Authorized Capital Stock...............................................36
     Amendment of Certificate of Incorporation and Bylaws...................36

     Classified Board of Directors and Absence of Cumulative Voting.........37
     Removal of Directors...................................................37
     Limitations on Director Liability......................................37
     Indemnification........................................................38
     Special Meetings of Stockholders.......................................38
     Actions by Stockholders Without a Meeting..............................39
     Stockholder Nominations and Proposals..................................39
     Mergers, Consolidations, and Sales of Assets Generally.................39
     Business Combinations with Certain Persons.............................40
     Dissenters' Rights.....................................................41
     Stockholders' Rights to Examine Books and Records......................41
     Dividends..............................................................42
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................................42
BUSINESS OF FIRST UNITED     ...............................................44
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FIRST UNITED................44
BUSINESS OF REGIONS.........................................................45
     General................................................................45
     Recent Developments....................................................46
CERTAIN REGULATORY CONSIDERATIONS...........................................48
     General................................................................48
     Payment of Dividends...................................................49
     Capital Adequacy.......................................................50
     Support of Subsidiary Institutions.....................................51
     Prompt Corrective Action...............................................51
     FDIC Insurance Assessments.............................................52
DESCRIPTION OF REGIONS COMMON STOCK.........................................53
STOCKHOLDER PROPOSALS.......................................................53
EXPERTS.....................................................................53
OPINIONS....................................................................54
APPENDIX A--Agreement and Plan of Merger...................................A-1
APPENDIX B--Opinion of The Carson-Medlin Company ..........................B-1
APPENDIX C--Copy of Title 33, Chapter 13 of Code
     of Laws of South Carolina, ,1976,
     as amended relating to dissenters' rights.............................C-1

                                     SUMMARY

     The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "First United" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     First United. First United is a bank holding company organized and existing under the laws of the state of South Carolina, headquartered in Anderson, South Carolina. First United operates principally through its three subsidiary banks, which provide a range of commercial and retail banking services through eight banking offices in the Piedmont region of South Carolina. At September 30, 1997, First United had total consolidated assets of approximately $297 million, total consolidated deposits of approximately $256 million, and total consolidated stockholders' equity of approximately $21 million. First United's principal executive office is located at 304 North Main Street, Anderson, South Carolina, 29622, and its telephone number at such address is (864) 224-1112.

     Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 435 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1997. At that date, Regions had total consolidated assets of approximately $22.2 billion, total consolidated deposits of approximately $17.6 billion, and total consolidated stockholders' equity of approximately $1.9 billion. Regions is the second largest bank holding company headquartered in Alabama in terms of assets, based on September 30, 1997 information. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     Since December 31, 1996, Regions has completed the acquisitions of nine financial institutions, two of which are located in Florida, four in Georgia, and three in Louisiana. In addition to the Merger, Regions has entered into definitive agreements or letters of intent to acquire six financial institutions, two of which are located in Georgia, one in Florida, one in Louisiana, and two in South Carolina. For information with respect to the completed and pending transactions, see "Documents Incorporated by Reference" and "Business of Regions--Recent Developments."

     Regions commenced operations in 1971, under its former name First Alabama Bancshares, Inc., as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF FIRST UNITED STOCKHOLDERS

     The Special Meeting will be held at ______:00 p.m., local time, on ______, 1998, at First United's main office, 304 North Main Street, Anderson, South Carolina, 29622, for the purpose of considering and voting on approval of the Agreement and to transact such other business as may properly come before the meeting. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED

     Only holders of record of First United Common Stock at the close of business on ______, 1998 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of at least two-thirds of the First United Common Stock outstanding and entitled to vote at the Special Meeting will be required to approve the Agreement, not just two-thirds of the votes cast. As of the Record Date, there were ______ shares of First United Common Stock outstanding and entitled to be voted.

     The directors and executive officers of First United and their affiliates beneficially owned, as of the Record Date, 1,610,167 shares (or approximately 39.8% of the outstanding shares) of First United Common Stock. Each member of the Board of Directors of First United has agreed to vote those First United shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First United Common Stock. As of that date, neither First United nor Regions held any shares of First United Common Stock in a fiduciary capacity for others. See "The Special Meeting--Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

     The Agreement provides for the acquisition of First United by Regions pursuant to the Merger of First United with and into Regions. On the Effective Date, each share of First United Common Stock then issued and outstanding (except for shares held by First United, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted and shares held by stockholders who perfect their dissenters' rights) will be converted into .5173 of a share of Regions Common Stock, subject to possible adjustment (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any First United stockholder would be entitled upon consummation of the Merger, based on the last sale price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last trading day preceding the Effective Date. See "Description of the Transaction--General."


DISSENTING STOCKHOLDERS

     Holders of First United Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive the fair value of such holders' shares of First United Common Stock in cash in accordance with the applicable provisions of the South Carolina Business Corporation Act (the "South Carolina Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenters' Rights," and the applicable provisions of the South Carolina Act are included as Appendix C.

REASONS FOR THE MERGER; RECOMMENDATION OF FIRST UNITED'S BOARD OF DIRECTORS

     First United's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, First United and its stockholders. Accordingly, First United's Board unanimously recommends that First United's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF FIRST UNITED HAS AGREED TO VOTE SUCH MEMBER'S SHARES OF FIRST UNITED COMMON STOCK IN FAVOR OF THE AGREEMENT. In approving the Agreement, First United's directors considered First United's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, and legal advice concerning the proposed Merger, and the opinion of The Carson-Medlin Company ("Carson Medlin") that, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of First United. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF FIRST UNITED'S FINANCIAL ADVISOR

     Carson Medlin, First United's financial advisor, has rendered an opinion to First United that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of First United. The opinion of Carson Medlin is attached as Appendix B to this Proxy Statement/Prospectus. First United stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction--Opinion of First United's Financial Advisor."

EFFECTIVE DATE

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the South Carolina Articles of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the South Carolina Secretary of State. Unless otherwise agreed upon by Regions and First United, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur by the last day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger or (ii) the date on which the Agreement is approved by the requisite vote of First United stockholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction--Effective Date of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of First United a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First United Common Stock for certificates representing shares of Regions Common Stock. FIRST UNITED STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the South Carolina State Board of Financial Institutions (the "South Carolina State Board"). Applications for the requisite approvals have been filed with these agencies, of which the Federal Reserve has issued its approval of the Merger, and the South Carolina State Board has yet to issue its approval. There can be no assurance that the approval of the South Carolina State Board will be given or as to the timing or conditions of such approval.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of First United stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction-- Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual consent of the Boards of Directors of both First United and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by September 30, 1998, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, First United will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of First United's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of First United generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits, and treatment of outstanding options to acquire First United Common Stock. See "Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of First United Common Stock for Regions Common Stock will not give rise to gain or loss to First United stockholders, except to the extent of any cash received in lieu of fractional share interests or as a result of exercise of dissenters' rights. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests and cash received by dissenters. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCE OF EACH STOCKHOLDER AND OTHER CIRCUMSTANCES, EACH FIRST UNITED STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS).

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, First United stockholders, whose rights are governed by the South Carolina Act and by First United's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions' Certificate of Incorporation and Bylaws.

     The rights of Regions stockholders differ from the rights of First United stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Regions Common Stock and First United Common Stock are traded in the over-the-counter market and are quoted in the Nasdaq National Market. The following table sets forth the last sale price of Regions Common Stock, the last sale price of First United Common Stock, and the equivalent per share price (as explained below) of First United Common Stock as of September 22, 1997, the last trading day immediately preceding public announcement of the Merger, and ______, 1998, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus:


                                                                 EQUIVALENT
                                                                     PER
                                                                 SHARE PRICE
                                 REGIONS      FIRST UNITED    OF FIRST UNITED
MARKET PRICE PER SHARE AT:    COMMON STOCK    COMMON STOCK      COMMON STOCK
--------------------------    ------------    ------------      ------------

September 22, 1997            $ 39.13             $ 16.75             $ 20.24
 ______, 1998

     The equivalent per share price of First United Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of .5173. Stockholders are advised to obtain current market quotations for Regions Common Stock and First United Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and First United, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, and (iii) an equivalent pro forma basis per share of First United Common Stock, giving effect to the Merger. The Regions and First United pro forma combined information and the First United pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and assume an Exchange Ratio of .5173. See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and First United, including the respective notes thereto. Regions' historical information has been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997. First United's historical information has been adjusted to reflect 3-for-2 stock splits effected by First United on November 22, 1994, and August 15, 1997, as well as a 10% stock dividend in 1994 and 5% stock dividends in 1995 and 1996. See "Documents Incorporated by Reference," and "--Selected Financial Data."

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                               ------------------       --------------------------
                                                                1997      1996           1996      1995      1994
                                                                ----      ----           ----      ----      ----
                                                                    (Unaudited)          (Unaudited except Regions
                                                                                        and First United historical)
NET INCOME PER COMMON SHARE
Regions historical.......................................     $ 1.62    $ 1.33         $ 1.85    $ 1.60    $ 1.55
First United historical (primary)........................        .64       .38            .48       .60       .54
Regions and First United pro forma combined(1)...........       1.61                     1.84      1.61      1.55
First United pro forma Merger equivalent(2)..............        .83                      .95       .83       .80
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical.......................................        .60      .525            .70       .66       .60
First United historical..................................        .06       .06            .08       .08       .02
First United pro forma Merger equivalent(3)..............        .31       .27            .36       .34       .31
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical.......................................      13.58     12.43          12.76     11.69     10.63
First United historical..................................       5.33      4.86           4.71      4.29      3.58
Regions and First United pro forma combined(1)...........      13.53
First United pro forma Merger equivalent(2)..............       7.00

-------------------

(1) Represents the combined results of Regions and First United as if the Merger were consummated on January 1, 1994 (or September 30, 1997, in the case of Book Value Per Common Share Data), and were accounted for as a pooling of interests.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of .5173 of a share of Regions Common Stock for each share of First United Common Stock.
(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of .5173 of a share of Regions Common Stock for each share of First United Common Stock.
(4) The Exchange Ratio is subject to upward adjustment if the average of the closing sales prices of Regions Common Stock over a specified period is less than $30.00. See "Description of the Transaction--Possible
     Adjustment of Exchange Ratio." The presentation of pro forma Merger equivalent information would be affected by any increase in the Exchange Ratio.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and First United. The per share data for Regions have been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997. The per share data for First United have been adjusted to reflect 3-for-2 stock splits effected by First United on November 22, 1994, and August 15, 1997, as well as a

10% stock dividend in 1994 and 5% stock dividends in 1992, 1993, 1995, and 1996. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and First United incorporated by reference or included herein. Interim unaudited data for the nine months ended September 30, 1997 and 1996 of Regions and First United reflect, in the opinion of the respective managements of Regions and First United, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the nine months ended September 30, 1997, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected Historical Financial Data of Regions

                                          NINE MONTHS
                                       ENDED SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                    -------------------------   -------------------------------------------------------------------
                                       1997          1996           1996           1995         1994         1993          1992
                                       ----          ----           ----           ----         ----         ----          ----
                                             (Unaudited)
                                                                                   (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income ..........  $ 1,217,085   $ 1,029,151   $ 1,386,122    $ 1,259,600   $   991,693  $   746,544   $   737,094
  Total interest expense .........      603,046       508,573       685,656        635,336       436,157      296,195       324,420
  Net interest income ............      614,039       520,578       700,466        624,264       555,536      450,349       412,674
  Provision for loan losses ......       31,449        21,734        29,041         30,271        20,580       24,695        39,367
  Net interest income after
       loan loss provision .......      582,590       498,844       671,425        593,993       534,956      425,654       373,307
  Total noninterest income
       excluding security
       gains (losses) ............      189,852       162,759       217,624        187,830       171,705      169,318       147,943
  Security gains (losses) ........          541           259         3,115           (424)          344          831         2,417
  Total noninterest expense ......      441,688       415,955       553,801        487,461       442,376      383,130       343,279
  Income tax expense .............      110,592        81,022       108,677         96,109        84,109       66,169        56,405
  Net income .....................      220,703       164,885       229,686        197,829       180,520      146,504       123,983

PER SHARE DATA:
  Net income .....................  $      1.62   $      1.33   $      1.85    $      1.60   $      1.55  $      1.40   $      1.21
  Cash dividends .................          .60          .525           .70            .66           .60          .52           .46
  Book value .....................        13.58         12.43         12.76          11.69         10.63         9.93          8.57

OTHER INFORMATION:
  Average number of
  shares outstanding .............      136,526       123,960       124,272        123,340       116,412      104,306       102,384

STATEMENT OF
CONDITION DATA
(PERIOD END):
  Total assets ...................  $22,241,897   $18,731,424   $18,930,175    $16,851,774   $15,810,076  $13,163,161   $10,457,676
  Securities .....................    4,386,163     4,005,675     3,870,595      3,863,781     3,346,291    2,993,417     2,255,732
  Loans, net of
       unearned income ...........   15,823,660    13,032,238    13,311,172     11,542,311    10,855,195    8,430,931     6,657,557
  Total deposits .................   17,623,742    15,186,950    15,048,336     13,497,612    12,575,593   11,025,376     8,923,801
  Long-term debt .................      402,627       447,959       447,269        632,019       599,476      525,820       151,460
  Stockholders' equity ...........    1,851,493     1,554,740     1,598,726      1,429,253     1,286,322    1,106,361       886,116

PERFORMANCE RATIOS:
  Return on average
       assets(1)(6) ..............         1.41%         1.25%         1.29%          1.21%         1.27%        1.38%         1.29%
  Return on average
       stockholders'
       equity(1)(6) ..............        16.26         14.83         15.19          14.29         15.26        15.76         15.04
  Net interest margin ............         4.30          4.29          4.27           4.21          4.37         4.77          4.85
  Efficiency (2)(6) ..............        54.06         59.97         59.44          58.79         59.44        60.23         59.62
  Dividend payout ................        37.04         39.47         37.84          41.12         38.71        37.01         37.60

ASSET QUALITY RATIOS:
  Net charge-offs to
       average loans,net
       of unearned income(1) .....          .22%          .10%          .15%           .17%          .19%         .23%          .36%
  Problem assets to net
       loans and other
       real estate (3) ...........          .69           .54           .56            .59           .75         1.12          1.29
  Nonperforming assets
       to net loans and
       other real estate (4) .....          .81           .73           .76            .68           .80         1.28          1.39
  Allowance for loan losses
       to loans, net of
       unearned income ...........         1.24          1.37          1.32           1.38          1.32         1.48          1.51
  Allowance for loan
       losses to
       nonperforming
       assets (4) ................       153.38        186.89        173.65         202.55        164.48       115.88        107.97

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders'
       equity to average
       assets ....................         8.66%         8.41%         8.49%          8.44%         8.35%        8.76%         8.60%
  Average loans to
       average deposits ..........        88.43         85.01         85.90          86.12         79.90        76.41         71.59
  Tier 1 risk-based capital (5) ..         9.85         10.71         10.81          11.14         10.69        11.13         11.68
  Total risk-based capital (5) ...        12.24         13.53         13.59          14.61         14.29        13.48         14.44
  Tier 1 leverage (5) ............         7.35          7.65          7.44           7.49          8.21        10.11          8.44

-------------------
(1)  Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for prior periods have not been restated to reflect the combination with First National Bancorp effected March 1, 1996, and accounted for as a pooling of interests, or any other pooling-of-interests transactions.
(6) Ratios for 1996 excluding $19.0 million (after-tax) charged for SAIF assessment and merger expenses are as follows: Return on average stockholders' equity - 16.45%, Return on average total assets - 1.40%, and Efficiency - 56.16%.

Selected Historical Financial Data of First United

                                           NINE MONTHS
                                       ENDED SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                   --------------------------   --------------------------------------------------
                                         1997       1996        1996       1995        1994       1993        1992
                                         ----       ----        ----       ----        ----       ----        ----
                                           (Unaudited)
                                                         (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income............ $  22,015   $ 17,560   $  24,375   $  19,666  $  15,545   $  13,280   $ 13,438
  Total interest expense ..........     9,305      6,705       9,439       7,038      4,769       4,525      5,755
  Net interest income..............    12,710     10,855      14,936      12,628     10,776       8,755      7,683
  Provision for loan losses........     1,075      1,253       2,149         779        397         282        391
  Net interest income after
       loan loss provision.........    11,635      9,602      12,787      11,849     10,379       8,473      7,292
  Total noninterest income
       excluding security
       gains (losses)..............     1,565      1,492       2,073       1,883      1,758       2,019      1,338
  Security gains (losses)..........        38        -0-         -0-         -0-        -0-         -0-         24
  Total noninterest expense........     9,171      8,739      11,891      10,028      8,957       8,032      7,037
  Income tax expense...............     1,425        824       1,023       1,291      1,082         850        579
  Cumulative effect of change in
     accounting method.............        --         --           -           -          -         (56)         -
  Net income....................... $   2,642   $  1,531   $   1,946   $   2,413  $   2,078   $   1,666   $  1,038

PER SHARE DATA:
  Net income (primary)............. $     .64   $    .38   $     .48   $     .60  $     .54   $     .44   $    .27
  Net income (fully diluted).......       .63        .38         .48         .59        .54         .44        .27
  Cash dividends...................       .06        .06         .08         .08        .02          --         --
  Book value.......................      5.33       4.86        4.71        4.29       3.58        3.26       2.77

OTHER INFORMATION:
  Average number of shares
    outstanding (fully diluted)....     4,168      4,067       4,068       3,675      3,489       3,417      3,417

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets..................... $ 297,153   $242,253   $ 270,195   $ 194,414  $ 165,203   $ 150,038   $143,449
  Securities held to maturity......     7,193      8,093       7,843       9,481      9,233       9,528     17,796
  Securities available for sale....    26,186     24,495      26,304      19,032     22,081      23,227     13,359
  Loans, net of unearned income....   237,620    186,120     202,391     145,674    117,896     100,488     90,007
  Total deposits...................   256,224    194,557     218,219     160,381    137,666     127,424    123,752
  Long-term debt...................        --         --          --          --         --          --         --
  Stockholders' equity.............    21,157     17,852      18,285      16,407     13,591      12,286     10,458

PERFORMANCE RATIOS:
  Return on average assets (1).....      1.24%       .94%        .86%       1.36%      1.32%       1.13%       .71%
  Return on average stockholders'
       equity (1)..................     17.85      11.86       11.14       15.72      15.92       14.83      10.44
  Net interest margin (1)..........      6.38       7.12        7.03        7.59       7.38        6.48       5.78
  Efficiency (2)...................     64.25      70.78       69.36       68.45      70.83       73.74      77.38
  Dividend payout..................      9.28      13.98       16.67       12.12       3.03          --         --

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income (1)..       .33%       .45%        .76%        .31%       .15%       (.01)%     1.23%
  Problem assets to net loans and
       other real estate (3).......       .94        .27         .26         .22        .31        1.22       3.36
  Nonperforming assets to net loans
       and other real estate (4)...      1.17        .62         .47         .41        .43        1.31       3.48
  Allowance for loan losses to
       loans, net of unearned
       income......................      1.48       1.52        1.54        1.57       1.62        1.65       1.49
  Allowance for loan losses to
       nonperforming assets (4)....    146.27     245.79      336.89      395.91     389.58      128.83      43.18

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets..............      6.96%      7.92%       7.70%       8.62%      8.27%       7.63%      6.86%
  Average loans to average
       deposits....................     94.12      91.52       92.83       90.95      82.64       75.04      75.78
  Tier 1 risk-based capital (5)....      9.02       9.71        8.92       11.48      12.25       12.12      11.72
  Total risk-based capital (5).....     10.35      11.10       10.30       12.73      13.78       13.37      12.97
  Tier 1 leverage (5)..............      7.09       7.35        6.72        8.23       8.35        8.09       7.28

  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%.

                               THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of First United Common Stock in connection with the solicitation by the First United Board of Directors of proxies for use at the Special Meeting, at which First United stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at ______:00 p.m., local time, on ______, 1998, at the main offices of First United, located at 304 North Main Street, Anderson, South Carolina, 29622.

      First United stockholders are requested promptly to sign, date, and return the accompanying proxy card to First United in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

     Any First United stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to First United a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by First United before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to First United Bancorporation, 304 North Main Street, Anderson, South Carolina, 29622,
Attention: William B. West, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is received by the Secretary. The shares of First United Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, First United is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or other electronic means, other methods of delivery, or in person by the directors, officers, and employees of First United, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

      First United stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

     First United's Board of Directors has established the close of business on ______, 1998, as the Record Date for determining the First United stockholders entitled to notice of and to vote at the Special Meeting. Only First United stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. As of the Record Date, there were approximately ______ holders of ______ shares of First United Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by First United to beneficially own more than 5.0% of the outstanding shares of First United Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of First United."

     The presence, in person or by proxy, of a majority of the outstanding shares of First United Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting.

For these purposes, shares of First United Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of First United Common Stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

     ONCE A QUORUM IS ESTABLISHED, APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE FIRST UNITED COMMON STOCK OUTSTANDING AND ENTITLED TO VOTE AT THE SPECIAL MEETING. A FAILURE TO VOTE, IN PERSON OR BY PROXY, FOR ANY REASON HAS THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT, INCLUDING FAILURE TO RETURN A PROPERLY EXECUTED PROXY, AN ABSTENTION, OR A BROKER NONVOTE.

     The directors and executive officers of First United and their affiliates beneficially owned, as of the Record Date, 1,610,167 shares (or approximately 39.8% of the outstanding shares) of First United Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First United Common Stock. As of that date, no subsidiary of either First United or Regions held any shares of First United Common Stock in a fiduciary capacity for others.


                         DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Each share of First United Common Stock (excluding any shares held by First United, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights) issued and outstanding at the Effective Date will be converted into .5173 of a share of Regions Common Stock, subject to possible adjustment as described below under the caption "-- Adjustment of Exchange Ratio." Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a First United stockholder would otherwise receive multiplied by the last sale price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day preceding the Effective Date.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

     Under certain circumstances, the Exchange Ratio could be adjusted upward pursuant to certain provisions in the Agreement. Such an adjustment could occur only if First United's Board of Directors elects by majority vote to terminate the Agreement pursuant to the provisions of the Agreement described below, and if Regions then elects to avoid termination by adjusting the Exchange Ratio. For purposes of the description of these provisions and their operation, the following definitions apply.

     "Average Closing Price" means the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market, ending at the close of trading on the Determination Date. "Determination Date" means the seventh full trading day immediately preceding the anticipated date of closing the Merger.

     If the Average Closing Price is less than $30.00, then First United may elect not to effect the Merger at the original Exchange Ratio of .5173. In such case, First United has the right to terminate the Agreement during the five-business-day period commencing on the day immediately following the Determination Date by giving Regions written notice of that decision. First United may withdraw its termination notice at any time during that five-business-day period. During the three-business-day period commencing upon the receipt of such notice, Regions has the option to increase the Exchange Ratio to equal the quotient obtained by dividing (1) the product of $30.00 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price. Regions is under no obligation to adjust the Exchange Ratio. If Regions elects to adjust the Exchange Ratio, it must give First United prompt notice of that election and of the adjusted Exchange Ratio, whereupon no termination shall have occurred pursuant to the Agreement and the Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

     These conditions reflect the parties' agreement that First United's stockholders will assume the risk of declines in the value of Regions Common Stock to $30.00 per share. However, First United has the right to terminate the Agreement if the price of Regions Common Stock, as represented by the Average Closing Price, declines to an amount below $30.00 per share as of the Determination Date (the seventh full trading day preceding the anticipated date of closing the Merger).

     The operation of the adjustment mechanism can be illustrated by the following two scenarios. (For purposes of the numerical examples, the Exchange Ratio is .5173).

     (a) The first scenario occurs if the Average Closing Price is $30.00 or higher. Under this scenario, there would be no right on the part of First United to terminate the Agreement and therefore no potential adjustment to the Exchange Ratio, even though the consideration to be received by First United stockholders would have fallen from a pro forma $20.24 per share (as of September 22, 1997, the date immediately preceding public announcement of the proposed Merger) to as little as pro forma $15.52 per share.

     (b) The second scenario arises where the Average Closing Price is less than $30.00. Under this scenario, First United would have the right to terminate the Agreement and Regions would have the right, but not the obligation, to remove such termination right by adjusting the Exchange Ratio. In this case, the potential adjustment in the Exchange Ratio is designed to ensure that the First United stockholders receive for each share of First United Common Stock that fraction of a share of Regions Common Stock having a value (based upon the Average Closing Price) of at least $15.52 per share, which corresponds to a decline in the Regions Common Stock price to $30.00 per share.

     For example, if the Average Closing Price were $26.00, First United could terminate the Agreement unless Regions elected within three business days of Regions' receipt of First United's termination notice to increase the Exchange Ratio to equal .5969, which represents the quotient obtained by dividing (x) the product of $30.00 and .5173 (the Exchange Ratio as then effect) by (y) $26.00 (the Average Closing Price). Based upon the assumed $26.00 Average Closing Price, the new Exchange Ratio would represent a value to the First United stockholders of pro forma $15.52 per share.

     First United stockholders should be aware that the actual market value of a share of Regions Common Stock at the Effective Date and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of First United Common Stock may be more or less than the Average Closing Price. First United stockholders are urged to obtain information on the market price of Regions Common Stock that is more recent than that provided in this Proxy Statement/Prospectus. See "Comparative Market Prices and Dividends."

 TREATMENT OF FIRST UNITED OPTIONS

     The Agreement provides that all rights with respect to First United Common Stock pursuant to stock options or stock appreciation rights granted by First United under its stock option plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The executive officers or directors of First United that as of the date of this Proxy Statement/Prospectus hold outstanding options are Ronald K. Earnest, James G. Badnal, III, and Frank W. Wingate who hold exercisable options to purchase 31,644, 31,605, and 9,572 shares of First United Common Stock, respectively.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

     In March 1997, a representative of Carson Medlin, First United's financial advisor, contacted the President of First United and indicated that, due to rising bank stock prices, increasing bank merger prices, the cycle for bank stocks, and structural changes in the banking industry, he believed the then current conditions were right to achieve a merger of First United on favorable terms. Over the next several weeks the President and Carson Medlin discussed the potential terms of a possible merger. The President agreed that it would be desirable to attempt to determine the terms that might be available from potential acquirors in a merger with First United, if such determination could be made confidentially.

     In early May, Carson Medlin identified two potential acquirors, including Regions, that Carson Medlin believed would have an interest in a merger with First United, and would be capable of offering terms attractive to First United stockholders. First United engaged Carson Medlin to contact those two potential acquirors to determine their level of interest and to commence negotiations leading to a potential merger with First United.

     Carson Medlin assisted First United in preparing a confidential memorandum regarding First United and contacted the two potential acquirors. Both potential acquirors entered into confidentiality agreements and received the confidential memorandum. Both potential acquirors indicated an interest in a merger with First United but the level of consideration suggested by the potential acquiror other than Regions was below the level the President believed would be necessary for the Board of Directors and stockholders to support the transaction. On July 1, 1997, the President of First United met with senior executives of Regions and discussed a possible merger transaction.

     Subsequent discussions between Carson Medlin on behalf of First United and Regions indicated that, while Regions had a strong interest in acquiring First United and its subsidiary banks, it was not, at that time, prepared to acquire First United's consumer finance subsidiary. Regions advised First United that it had been studying for some time the desirability of engaging in the consumer finance business but that it had not yet reached a decision to do so and that until such a decision had been made Regions would not want to acquire First United's consumer finance subsidiary. Further discussions between Carson Medlin and Regions continued. In mid-September, 1997 Regions advised Carson Medlin that it had determined that it could be advantageous for Regions to engage in the consumer finance business through a subsidiary and that Regions would be willing to acquire First United's consumer finance subsidiary as part of a merger with First United.

     On September 19, 1997, Carson Medlin received a letter from Regions expressing an indication of interest in engaging in a merger transaction with First United, pursuant to which each share of the outstanding common stock of First United would be exchanged for .5173 shares of the common stock of Regions.

     The President of First United decided that a merger on such terms would be sufficiently attractive to be brought before First United's Board of Directors for consideration.

     On September 22, 1997, a Special Meeting of the Executive Committee of the First United Board of Directors was held to review the proposed merger of First United and Regions. All of the other members of the Board of Directors were invited to attend the meeting of the Executive Committee and all but one director were present at that meeting. At that meeting, the President of First United advised the outside directors for the first time that he had engaged Carson Medlin and related their activities described above. Carson Medlin then explained the key elements of the proposal and provided information regarding Regions. Carson Medlin also advised the Committee that, on a preliminary basis, in its opinion the terms of the Merger are fair to First United stockholders from a financial point of view. First United's counsel reviewed with the members of the Board present the procedures necessary for the Board to follow in considering and entering into a merger transaction. After a lengthy discussion of the desirability of the Regions proposal, all of the members of the Board of Directors present voted to proceed with negotiations of a definitive merger agreement with Regions. On September 23, 1997, Regions made a public announcement that it had made a proposal to First United and that First United's Executive Committee had agreed to negotiate a definitive agreement including the terms stated in the announcement.

     The officers of First United negotiated the terms of the Merger Agreement with the assistance of counsel and Carson Medlin over the next few weeks. The Board of Directors of First United met on October 28, 1997, with counsel and Carson Medlin to review and consider the proposed Merger Agreement. The terms of the Merger Agreement were reviewed with the Board of Directors by counsel. Carson Medlin stated that, in its opinion, the terms of the Merger are fair to First United stockholders from a financial point of view. After a lengthy discussion, the Board of Directors unanimously agreed to approve the Merger Agreement and to recommend approval of the transaction to the stockholders.

     First United's Reasons for the Merger. In approving the Merger, the directors of First United considered a number of factors. Without assigning any relative or specific weights to the factors, the First United Board of Directors considered the following material factors:

     (a) the information presented to the directors by the management of First United concerning the business, operations, earnings, asset quality, and financial condition of First United, including compliance with regulatory capital requirements on an historical and prospective basis;

     (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of First United Common Stock;

     (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of First United Common Stock for Regions Common Stock for federal and state income tax purposes;

     (d) the likelihood of the Merger's being approved by applicable regulatory authorities without undue conditions or delay;

     (e) the opinion rendered by Carson Medlin, First United's financial advisor, to the effect that, from a financial point of view, the exchange of First United Common Stock for Regions Common Stock on the terms and conditions set forth in the Agreement is fair to the holders of First United Common Stock.

     The terms of the Merger were the result of arms-length negotiations between representatives of First United and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of First United unanimously approved the Merger as being in the best interests of First United and its stockholders. Each member of the Board of Directors of First United has agreed to vote such member's shares in favor of the Merger.

     FIRST UNITED'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST UNITED STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

     Regions' Reasons for the Merger. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

     (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First United on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which First United operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of First United; and

     (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF FIRST UNITED'S FINANCIAL ADVISOR

     The Board of Directors of First United retained Carson Medlin to serve as its financial advisor with respect to a proposed transaction which would lead to the acquisition of First United. As part of its engagement, Carson Medlin agreed to render its opinion as to the fairness, from a financial point of view, of the consideration to be received by First United's stockholders. Carson Medlin is a National Association of Securities Dealers, Inc. member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities, including mergers and acquisitions. Carson Medlin will be compensated for its services. No limitations were imposed by First United on Carson Medlin with respect to the investigations made or procedures followed by Carson Medlin in rendering its opinion.

     A representative of Carson Medlin attended the meeting of First United's Board held on September 22, 1997, at which meeting the terms of the proposed Merger were discussed and considered. At that meeting, Carson Medlin delivered a preliminary verbal opinion to First United's Board that the consideration to be received by the stockholders of First United as a result of the Merger is fair from a financial point of view. A representative of Carson Medlin also attended a meeting of the Board on October 22, 1997 at which time the Merger was discussed and Carson Medlin reaffirmed its opinion that the consideration is fair to First United's stockholders. Carson Medlin subsequently confirmed such opinion in writing as of the date of this Proxy Statement/Prospectus. The full text of Carson Medlin's written opinion dated the date of this Proxy Statement/Prospectus is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications of and limitations on the review undertaken by Carson Medlin in connection therewith. Carson Medlin's opinion is addressed to First United's Board only, and the opinion does not constitute a recommendation to any First United stockholder as to how such stockholder should vote at the First United Special Meeting to consider the Merger or as to any other matter. The summary of the opinion of Carson Medlin set forth in this Proxy

Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion attached as Appendix B.

     Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of First United or Regions, nor was it furnished with any such appraisals. Carson Medlin assumed that the financial forecasts reviewed by it have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of First United and Regions, and that such projected financial results will be realized in the amounts and at the times contemplated thereby. Carson Medlin is not expert in the evaluation of loan portfolios, underperforming or nonperforming assets, net charge-offs of such assets or the adequacy of allowances for losses with respect thereto; has not reviewed any individual credit files; and has assumed that the loan loss allowances for each of First United and Regions are in the aggregate adequate to cover such losses. Carson Medlin assumed that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market and other conditions as in effect on the date of its analysis, and on information made available to it dated as of various earlier dates.

     In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. The preparation of a financial fairness opinion of this nature involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of First United and Regions and which may not be realized in the amounts or at the times anticipated. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. None of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other.

     In connection with rendering its opinion dated the date hereof, Carson Medlin reviewed (i) the Agreement; (ii) the annual reports to stockholders of First United, including audited financial statements, for the five years ended December 31, 1996; (iii) the Proxy Statement of First United, dated April 4, 1997, prepared for the annual meeting of the stockholders of First United held on April 22, 1997; (iv) the Report of Form 10-Q of First United, dated September 30, 1997 (v) the Uniform Bank Performance Report for Anderson National Bank as of June 30, 1997; (vi) the Uniform Bank Performance Report for Spartanburg National Bank as of June 30, 1997; (vii) the Uniform Bank Performance Report for The Community Bank of Greenville, N.A. as of June 30, 1997; (viii) the Call Report for Anderson National Bank as of September 30, 1997; (ix) the Call Report for Spartanburg National Bank as of September 30, 1997; (x) the Call Report for The Community Bank of Greenville, N.A. as of September 30, 1997; (xi) the annual reports to stockholders of Regions, including audited financial statements, for the five years ended December 31, 1996; (xi) the Proxy Statement of Regions dated April 1, 1997 for the annual meeting of the stockholders of Regions held on May 14, 1997; (xii) the Report of Form 10-Q of Regions, dated September 30, 1997 (xiii) monthly unaudited interim financial statements of First United through November 30, 1997; (xiv) a preliminary copy of the Proxy Statement/Prospectus prepared in connection with a special meeting of the stockholders of First United to consider the Merger; and (xv) certain other financial and operating information with respect to the business, operations and prospects of First United and Regions.

     Carson Medlin also (i) held discussions with members of the senior management of First United and Regions regarding their respective historical and current business operations, financial conditions and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of First United and Regions and compared them with those of certain publicly traded companies which it deemed to be relevant; (iii) compared the results of operations of First United and Regions with those of certain publicly traded companies which it deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on Regions; and (vi) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

     The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion.

     Summary of Transaction Consideration. Carson Medlin reviewed the terms of the proposed transaction, including the Exchange Ratio and the aggregate transaction value. Carson Medlin reviewed the implied value of the consideration offered based upon the $41.75 per share closing price of Regions' Common Stock on December 10, 1997 which showed that the implied value of the proposed transaction was approximately $21.60 per share of First United Common Stock, representing a 27% premium to a recent trading price for First United Common Stock prior to the public announcement of the Merger (September 22, 1997), or a total transaction value of approximately $91.7 million (including outstanding options to acquire First United Common Stock). Carson Medlin calculated that as of December 10, 1997 the aggregate transaction value represented 407% of First United's stated book value at September 30, 1997, adjusted pro forma for the conversion of stock options and 30.0 times First United's September 30, 1997 trailing twelve months earnings, a 34.8% premium on First United's September 30, 1997 core deposits (defined as the aggregate transaction value minus stated book value, as a percentage of core deposits) and 30.9% of the total assets of First United at September 30, 1997.

     Comparable Transaction Analysis. Carson Medlin reviewed certain information relating to 23 selected southeastern bank and thrift mergers announced between March 1996 and September 1997 in which the acquired institutions had total assets of from $38 million to $1.4 billion (the "Comparable Transactions"). The Comparable Transactions are (acquiree/acquiror): Enterprise National Bank/Compass Bancshares, Inc.; Fort Brooke Bancorporation/The Colonial BancGroup, Inc.; Citi-Bancshares, Inc./Huntington Bancshares Incorporated; Bank of Winter Park/Huntington Bancshares Incorporated; Dadeland Bancshares, Inc./The Colonial BancGroup, Inc.; South Florida Banking Corporation/The Colonial BancGroup, Inc.; Rockdale Community Bank/Regions Financial Corporation; First Bankshares/Regions Financial Corporation; SB&T Corporation/Regions Financial Corporation; Bank Corp. of Georgia/Century South Banks, Inc.; Citizens Gwinnett Bankshares, Inc./Premier Bancshares, Inc.; First Community Bank/Centura Banks, Inc.; FirstSouth Bank/Centura Banks, Inc.; Salem Trust Bank/CCB Financial Corporation; Old North State Bank/LSB Bancshares, Inc.; Bank of Mecklenburg/Triangle Bancorp, Inc.; Carolina State Bank/First Charter Corporation; American Federal Bank, FSB/CCB Financial Corporation; Greenville Financial Corporation/Regions Financial Corporation; W.B.T. Holding Co./First Commercial Corporation; Hanover Bank/MainStreet BankGroup, Inc.; First Patriot Bankshares/United Bankshares, Inc.; and George Mason Bankshares, Inc./United Bankshares, Inc. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to the then recently reported annual earnings, stated book values, total assets and core deposits.

     On the basis of the Comparable Transactions, Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 195.1% to a high of 369.5%, with a mean of 263.3%. These transactions indicated a range of values for First United from $41.2 million to $78.1 million, with a mean of $55.6 million. The aggregate consideration implied by the terms of the Merger is approximately $91.7 million, which is above the high end of the range for the Comparable Transactions.


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



     Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions from a low of 10.6 times to a high of
29.8 times, with a mean of 20.1 times. These transactions indicated a range of values for First United from $32.4 million to $91.1 million, with a mean of $61.5 million (based on First United's trailing twelve months earnings of $3,058,000). The aggregate consideration implied by the terms of the Merger is approximately $91.7 million or 30.0 times trailing twelve months earnings, which is above the high end of the range for the Comparable Transactions.

     Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 11.3% to a high of 31.8%, with a mean of 19.7%. The premium on First United's core deposits implied by the terms of the Agreement is 30.9%, which is at the high end of the range for the Comparable Transactions.

     Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 15.7% to a high of 31.8%, with a mean of 22.7%. The aggregate consideration as a percentage of total assets implied by the terms of the Agreement is approximately 34.8%, which is above the high end of the range for the Comparable Transactions.

     Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of First United to those of 49 publicly-traded community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the Southeastern Independent Bank Review(tm), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $103 million to $2.4 billion and in stockholders' equity from approximately $10.9 million to $235 million. Carson Medlin considers this group of financial institutions more comparable to First United than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, the profitability, capitalization, and asset quality of First United to those of the SIBR Banks. Carson Medlin noted that for the six months ended June 30, 1997: (i) First United had a return on average assets (ROA) of 1.28% compared to 1.24% on average for the SIBR Banks;
(ii) First United had a return on average equity (ROE) of 18.5% compared to 12.5% on average for the SIBR Banks; (iii) First United had common equity to total assets of 6.93% compared to 9.69% on average for the SIBR Banks; and (iv) First United's nonperforming assets ratio (defined as loans 90 days past due, nonaccrual loans and other real estate to total loans net of unearned income and other real estate) was 0.45% compared to 0.97% on average for the SIBR Banks. Carson Medlin also noted that for the year ended December 31, 1996: (i) First United's ROA was 0.86% compared to 1.23% on average for the SIBR Banks; (ii) First United's ROE was 11.1% compared to 12.6% on average for the SIBR Banks;
(iii) First United had common equity to total assets of 6.77% compared to 9.62% on average for the SIBR Banks; and (iv) First United's nonperforming assets ratio was 0.46% compared to 1.02% on average for the SIBR Banks.

     Carson Medlin also compared selected operating results of Regions to those of 8 other publicly-traded southeastern United States mid-size regional bank holding companies with assets between $4.6 and $29.8 billion (the "Peer Banks"). The Peer Banks include: AmSouth Bancorporation, The Colonial BancGroup, Inc., Compass Bancshares, Inc., First American Corporation, First Tennessee National Corporation, National Commerce Bancorporation, SouthTrust Corporation, and Union Planters Corporation. Carson Medlin considers this group of southeastern financial institutions comparable to Regions as to financial characteristics, stock price performance and stock trading volume. Carson Medlin compared selected balance sheet data, asset quality, capitalization, and profitability ratios at or for the nine months ended September 30, 1997 and stock market data as of November 6, 1997. This comparison showed, among other things, that (i) Regions' net interest margin was 4.30% compared to a mean of 4.17% and a median of 4.10% for the Peer Banks; (ii) Regions' efficiency ratio (defined as noninterest expense divided by the sum of noninterest income and taxable equivalent net interest income before provision for loan losses) was 54.1% compared to a mean of 56.8% and a median of 56.1% for the Peer Banks; (iii) Regions' ROA was 1.41% compared to a mean of 1.34% and a median of 1.33% for the Peer Banks; (iv) Regions' ROE was 16.3% compared to a mean of 17.5% and a median of 17.0% for the Peer Banks; (v) Regions' stockholders' equity to total assets was 8.32% compared to a mean of 7.65% and a median of 7.39% for the Peer Banks; (vi) Regions' nonperforming assets to total assets were 0.49% compared to a mean of 0.39% and a median of 0.35% for the Peer Banks; (vii) Regions' loan loss reserve to nonperforming assets was 180% compared to a mean of 272% and a median of 233% for the Peer Banks; and (viii) at November 6, 1997, Regions' market capitalization was $5.2 billion compared to the Peer Banks which ranged from a low of $1.3 billion to a high of $5.1 billion. This comparison indicated that Regions' financial performance is higher than the Peer Banks by some measures and lower than the Peer Banks by some measures.

     No company or transaction used in the preceding Industry Comparative or Comparable Transaction Analyses is identical to First United, Regions or the contemplated Merger. Accordingly, evaluating the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of First United and Regions and other factors that could affect the value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable industry or transaction data.

     Contribution Analysis. Carson Medlin reviewed the relative contributions in terms of various balance sheet items, net income and market capitalization to be made by First United and Regions to the combined institution based on (i) balance sheet data at September 30, 1997 and (ii) income statement data for the nine months ended September 30, 1997. The income statement and balance sheet components analyzed included total assets, total loans, total deposits, stockholders' equity, and net income. This analysis showed that, while First United stockholders and optionholders would own approximately 1.54% of the aggregate outstanding shares and options of the combined institution based on the Exchange Ratio, First United is contributing 1.32% of total assets, 1.48% of total loans (net of unearned income), 1.43% of total deposits, 1.13% of stockholders' equity, and 1.18% of annual net income. This analysis indicates that First United's ownership (by stockholders and optionholders) of Regions, after completion of the Merger, will be higher than First United's relative contribution for various balance sheet and income statement items.

     Present Value Analysis. Carson Medlin calculated the present value of First United's Common Stock assuming that First United remains an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of First United's future earnings through the year 2002. The analysis assumes that First United would pay a dividend in 1998 equal to 12% of projected net income, increasing each year to 2002 when the dividend would be 20% of projected net income. This analysis further assumes that First United would be acquired at the end of 2002 at a purchase price of 275% of projected book value. The present value of the annual dividends plus the merger consideration at the end of 2002 was then calculated using discount rates of 13% t0 15% per annum. These rates were selected to reflect the rates that investors in securities such as the Common Stock of First United would likely require in order to be competitive with alternative investments with similar characteristics. On the basis of these assumptions, Carson Medlin calculated that the present value of First United as an independent bank ranged from $68.6 million to 74.9 million. The aggregate consideration implied by the terms of the Agreement is approximately $91.7 million which is above the high end of the range of the calculated present value were First United to remain independent through 2002. Carson Medlin considered the present value analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Stock Trading History. Carson Medlin reviewed and analyzed the historical trading prices and volumes for Regions' Common Stock from December 1992 to November 1997. Carson Medlin also compared the price performance of Regions' Common Stock during this period to the Dow Jones Southeastern U.S. Banks Index and the Dow Jones Equity Market Index and evaluated recent trading patterns and price performance of Regions Common Stock relative to the eight Peer Banks.

     This analysis showed that for the five-year period ending December 11, 1997, the total return (annualized) for Regions' Common Stock (all cash distributions and dividends reinvested on the ex-dividend date) was 24.16% compared to 26.23% for the Dow Jones Southeastern U.S. Banks Index and 19.83% for the Dow

Jones Equity Market Index. For the twelve-month period ending November 7, 1997, the total return for Regions' Common Stock was 63.04% compared to 48.02% for the Dow Jones Southeastern U.S. Banks Index and 30.52% for the Dow Jones Equity Market Index.

     During the four quarters ending September 30, 1997, the ratio of stock price to trailing 12 months earnings per share for the Peer Banks was: a low of
14.4 times, a high of 19.8 times, and a mean of 16.8 times. For the same periods, Regions' price to earnings ratio ranged from a low of 14.2 times to a high of 18.5 times with a mean of 16.0 times. Regions' Common Stock has traded on average at a lower price to earnings ratio than the Peer Banks.

     During the four quarters ending September 30, 1997, the stock price as a percentage of book value for the Peer Banks was: a low of 223%, a high of 312%, and a mean of 260%. For the same periods, Regions' price to book ratio ranged from a low of 208% to a high of 277% with a mean of 237%. Regions' Common Stock has traded on average at a lower price to book value basis compared to the Peer Banks.

     Carson Medlin also compared the recent trading volume in Regions' Common Stock, which trades on the NASDAQ National Market, to that of the Peer Banks. During the four quarters ending September 30, 1997, the quarter end monthly trading volume as a percentage of outstanding shares of the Peer Banks ranged from a low of 4.9% to a high of 7.3% with a mean of 5.6%. Regions' quarter end monthly trading volume to outstanding shares ranged from a low of 2.5% to a high of 6.6% with a mean of 3.9%. Carson Medlin considers Regions' Common Stock to be liquid and marketable.

     Carson Medlin also examined recent trading prices and volumes of First United's Common Stock, which also trades on the NASDAQ National Market. Carson Medlin placed little weight on the market price of First United's Common Stock in its analysis.

     Stockholder Claims Analysis. Carson Medlin compared the ownership of one share of First United Common Stock to the ownership of .5173 shares of Regions' Common Stock (as implied by the terms of the Merger Agreement) from the perspective of claims on various balance sheet and income statement variables. Carson Medlin found that First United stockholders would have had a claim to $1.10 per First United fully-diluted share of projected pro forma 1997 earnings after consummation of the Merger versus $0.84 without the Merger and $1.20 per First United fully-diluted share of projected pro forma 1998 earnings versus $1.05 without. First United stockholders would have had a claim to $81.87 per First United fully-diluted share in September 30, 1997 total assets compared to $69.95 without the Merger. First United stockholders would have had a claim to $7.24 in September 30, 1997 pro forma book value per fully-diluted First United share compared to $5.27 before the Merger. At a price of $41.75 per share for Regions' Common Stock, the implied value of the proposed transaction is $21.60 per First United share compared to a reported $17.00 before the Merger. Furthermore, First United's stockholders would be expected, assuming continuation of Regions' recent dividend rate, to receive cash dividends at the annual rate of $0.41 per First United share after the Merger versus $0.09 per First United share prior to the Merger. In view of this generally favorable stockholder claims comparison, Carson Medlin concluded that .5173 shares of Regions' Common Stock is likely to be worth more than one share of First United Common Stock at the date of consummation of the Merger.

     Other Analyses. Carson Medlin also reviewed selected investment research reports on and earnings estimates for Regions. In addition, Carson Medlin performed a dilution analyses and such other analyses and comparisons that it deemed appropriate.

     The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and were evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of First United or Regions could materially affect the assumptions used in preparing the opinion.

     For its services as independent financial advisor to First United in connection with the Merger, including the rendering of its opinion as to the fairness, from a financial point of view, of the consideration to be received by First United's stockholders, First United agreed to pay Carson Medlin a fee based on the value of the transaction ultimately entered into by First United. The fee to be paid to Carson Medlin will equal __________. The value of Regions Common Stock for purposes of determining the fee to be paid to Carson Medlin is based on the average closing price of Regions Common Stock _____ prior to the consummation of the Merger.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the South Carolina Articles of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the South Carolina Secretary of State. Unless otherwise agreed upon by Regions and First United, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger or (ii) the date on which the Agreement is approved by the requisite vote of First United stockholders.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and First United anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1998. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either Regions or First United generally may terminate the Agreement if the Merger is not consummated by September 30, 1998, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of First United a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First United Common Stock for certificates representing shares of Regions Common Stock.

      FIRST UNITED STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for First United Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of First United Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, First United stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their First United Common Stock has been converted, regardless of whether such stockholders have surrendered their First United Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered First United certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     The stock transfer books of First United will be closed at the effective time of the Merger and after the Effective Date, there will be no transfers of shares of First United Common Stock on First United's stock transfer books. If certificates representing shares of First United Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

     (a) approval from the Federal Reserve (which has been given) and the South Carolina State Board, and the expiration of all applicable waiting periods associated with these approvals, without any conditions or restrictions that would, in the reasonable good faith judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement so as to render inadvisable the consummation of the Merger;

     (b) the approval of the Agreement by the holders of requisite number of shares of First United Common Stock;

     (c) the absence of any action by any court or governmental authority of competent jurisdiction restricting, prohibiting, or making illegal the consummation of the Merger and the other transactions contemplated by the Agreement;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of First United Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to First United stockholders, except to the extent of any cash received; and

     (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others:
(i) the delivery by Regions and First United of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement; (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iii) the receipt by Regions of a letter from Regions' independent auditors at the time of closing to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory agencies. The Federal Reserve has issued its approval of Merger, and the South Carolina State Board has yet to issue its approval. There can be no assurance that such regulatory approval of the South Carolina State Department will be obtained or as to the timing of such approval. There also can be no assurance that such approval will not be accompanied by a conditional requirement which causes such approval to fail to satisfy the conditions set forth in the Agreement.

     Regions and First United are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The Merger also is subject to the approval of the South Carolina State Board. In the evaluation, the South Carolina State Board will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and First United approved by their respective Boards of Directors; provided, however, that after approval by the First United stockholders, no amendment that pursuant to the South Carolina Act requires further approval of the First United stockholders, including decreasing the consideration to be received by First United stockholders, may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by First United stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required consent of any regulatory authority, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of the requisite number of shares of First United Common Stock shall not have approved the Agreement;

     (c) by mutual agreement of the Boards of Directors of Regions and First United;

     (d) by the Board of Directors of either party, in the event of a breach by the other party of certain provisions of the Agreement which meets certain standards specified in the Agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

     (e) under certain circumstances, by the Board of Directors of either party in the event of an inaccuracy of any representation or warranty of the other party in the Agreement that cannot be cured within 30 days after giving notice to the breaching party, provided the terminating party is not in breach of certain

     (f) by the Board of Directors of either party if the Merger shall not have been consummated by September 30, 1998, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement; or

     (g) subject to certain conditions, by the Board of Directors of First United if the Average Closing Price is less than $30.00 (See "--Possible Adjustment of Exchange Ratio").

     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of First United and Regions generally has agreed to operate its business only in the usual, regular, and ordinary course, to preserve intact its business organizations and assets and maintain its rights and franchises, and to take no action which would materially adversely affect the ability of either party to obtain any consents required for the Merger or to perform its covenants and agreements under the Agreement in all material respects and to consummate the Merger. The foregoing shall not prevent Regions or any subsidiary of Regions from discontinuing or disposing of any of its assets or business, or from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the Agreement includes certain other restrictions applicable to the conduct of the business of either First United or Regions prior to consummation of the Merger, as described below.

     First United. First United has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior written consent of Regions. Generally, First United has agreed that it will not:

     (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of First United or any subsidiary;

     (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 (for First United and its subsidiaries on a consolidated basis) except in the ordinary course of the business of First United and its subsidiaries consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or forgive any such indebtedness of any person to First United or any of its subsidiaries in excess of an aggregate of $25,000 or impose, or suffer the imposition, on any share of stock held by First United or any subsidiary of any lien or permit any such lien to exist;

     (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of First United or any subsidiary, or declare or pay any dividend or make any other distribution in respect of First United Common Stock; provided that First United may (to the extent legally able to do so), but shall not be obligated to, declare and pay regular annual cash dividends on the First United Common Stock at an amount not to exceed 35% of First United's net income after taxes, in no event to exceed $.98 per share;

     (d) except pursuant to the exercise of stock options outstanding as of the date of the Agreement and pursuant to the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First United Common Stock or any other capital stock of First United or any subsidiary, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

     (e) adjust, split, combine, or reclassify any capital stock of First United or any subsidiary or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First United Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any subsidiary or any assets having in the aggregate a book value in excess of $100,000, other than in the ordinary course of business for reasonable and adequate consideration;

     (f) acquire direct or indirect control over, or invest in equity securities of, any entity, other than in connection with foreclosures in the ordinary course of business, or acquisitions of control by First United in its fiduciary capacity;

     (g) grant any increase in compensation or benefits to the employees or officers of First United or any subsidiary except as previously disclosed to Regions or as required by law; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of the Agreement and previously disclosed to Regions; enter into or amend any severance agreements with officers of First United or any subsidiary except as previously disclosed to Regions; grant any increase in fees or other increases in compensation or other benefits to directors of First United or any subsidiary;

     (h) enter into or amend any employment contract between First United or any subsidiary and any person (unless such amendment is required by law) that First United or subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Date;

     (i) except as previously disclosed to Regions, adopt any new employee benefit plan or program of First United or any subsidiary or make any material change in or to any existing employee benefit plans or programs of First United or any subsidiary other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

     (j) make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or generally accepted accounting principles ("GAAP");

     (k) with certain exceptions, commence or settle any litigation for money damages in excess of $25,000; or

     (l) except in the ordinary course of business, enter into or terminate any material contract or make any change in any material lease or contract.

     In addition, First United has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. First United also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, First United has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     Regions. Regions has agreed, until the earlier of the Effective Date or termination of the Agreement, not to amend its certificate of incorporation or bylaws in any manner which is adverse to, and discriminates against, the holders of First United Common Stock, without the prior written consent of First United.

MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of Regions. Certain information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters, is incorporated by reference or set forth in Regions' Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement generally provides that Regions will, and will cause First United to, indemnify each person entitled to indemnification from First United or its subsidiaries, as the case may be, to the full extent permitted by South Carolina law and by First United's Articles of Incorporation or Bylaws or the rights otherwise in effect on the date of the Agreement, for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

     The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of First United and its subsidiaries who, at or after the Effective Date, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with First United or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will assume and honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between First United or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under First United's benefit plans.

     As described above under "--Treatment of First United Options," the Agreement also provides that all rights with respect to First United Common Stock pursuant to stock options or stock appreciation rights granted by First United under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms.

     As of the Record Date, directors and executive officers of First United owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

     Pursuant to the provisions of Chapter 13 of the South Carolina Act, if the Merger is consummated, any holder of First United Common Stock who (i) gives to First United, prior to the vote at the Special Meeting with respect to the approval of the Agreement, written notice of such holder's intent to demand payment for such holder's shares, and (ii) does not vote in person in favor thereof, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder's shares as of the Effective Date, excluding any appreciation or depreciation in anticipation of the Merger.

     A stockholder of record may assert dissenters' rights as to fewer than all the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one beneficial stockholder and such holder notifies First United in writing of the name and address of each person on whose behalf such holder asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which such holder dissents and such holder's other shares were registered in the names of different stockholders. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. A beneficial stockholder asserting dissenters' rights to shares held on such holder's behalf shall notify First United in writing of the name and address of the record stockholder of the shares, if known.

     The written notice requirement referred to above will not be satisfied under the South Carolina statutory provisions by merely voting against approval of the Agreement by proxy or in person at the Special Meeting. In addition to not voting in favor of the Agreement, a stockholder wishing to preserve the


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

right to dissent and seek appraisal must give a separate written notice of such holder's intent to demand payment for such holder's shares if the Merger is effected, as hereinabove provided.

     Any written notice of intent to demand payment pursuant to Chapter 13 of the South Carolina Act should be addressed as follows: First United Bancorporation, 304 North Main Street, Anderson, South Carolina, 29622,
Attention: Corporate Secretary.

     If the Merger is authorized at the Special Meeting, First United must deliver a written dissenters' notice (the "Dissenters' Notice") to all holders of First United Common Stock who satisfied the foregoing requirements. The Dissenters' Notice must be sent within ten days after the Effective Date and must (i) state where the demand for payment must be sent and where certificates for shares of First United Common Stock must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received, (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to stockholders of the terms of the Merger and requires that the person asserting dissenters' rights certify whether or not such person, or if a nominee asserting dissenters' rights on behalf of a beneficial stockholder, the beneficial stockholder acquired beneficial ownership of the shares before that date, (iv) set a date by which First United must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered), (v) set a date by which certificates for certificated shares must be deposited, which may not be earlier than 20 days after the demand date, and (vi) be accompanied by a copy of Chapter 13 of the South Carolina Act.

     A stockholder of record who receives the Dissenters' Notice must demand payment, certify whether such holder (or the beneficial stockholder on whose behalf such holder is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the Dissenters' Notice, and deposit such holder's certificates in accordance with the Dissenters' Notice. Such stockholder will retain all other rights of a stockholder until those rights are canceled or modified by the consummation of the Merger. A stockholder who does not comply substantially with the requirements that such holder demand payment and deposit such holder's share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for such holder's shares under Chapter 13.

     Except as described below, as soon as the Merger is consummated, or upon receipt of a payment demand, the surviving corporation resulting from the Merger must pay to each dissenting stockholder who complied with the payment demand and deposit requirements described above the amount the surviving corporation estimates to be the fair value of such holder's shares, plus accrued interest from the Effective Date. Such payment must be accompanied by (i) certain recent First United financial statements, (ii) the surviving corporation's estimate of the fair value of the shares and an explanation how the fair value was calculated, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand additional payment under Section 33-13-280 of the South Carolina Act, and (v) a copy of Chapter 13 of the South Carolina Act.

     The surviving corporation may elect to withhold such payment from a dissenter as to any shares of which such dissenter (or the beneficial owner on whose behalf such dissenter is asserting dissenters' rights) was not the beneficial owner on the date set forth in the Dissenters' Notice as the date of the first announcement to news media or to stockholders of the terms of the proposed Merger, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement. To the extent the surviving corporation elects so to withhold payment, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such dissenter's demand. The surviving corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

     Section 33-13-280 of the South Carolina Act provides that a dissenting stockholder may notify the surviving corporation in writing of such holder's own estimate of the fair value of such holder's shares and the interest due, and may demand payment of such holder's estimate (less any payment already received), if
(i) such holder believes that the amount offered by the surviving corporation is less than the fair value of such holder's shares or that the interest due has been calculated incorrectly, (ii) the surviving corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or (iii) the corporation has failed to effect the Merger and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment. A dissenting stockholder waives such holder's right to demand payment under Section 33-13-280 unless such holder notifies the surviving corporation of such holder's demand in writing within 30 days after the surviving corporation makes or offers payment for such holder's shares.

     If a demand for payment under Section 33-13-280 remains unsettled, the surviving corporation must commence a proceeding in the Circuit Court of Anderson County, South Carolina, within 60 days after receiving the demand for additional payment and must petition the court to determine the fair value of the shares and accrued interest. If the surviving corporation does not commence the proceeding within those 60 days, it is required to pay each dissenting stockholder whose demand remains unsettled, the amount demanded. The surviving corporation is required to make all dissenting stockholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon all such parties. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such dissenter's shares, plus interest, exceeds the amount paid by the surviving corporation.

     The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the surviving corporation, except that the court may assess the costs against all or some of the dissenting stockholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the surviving corporation if the court finds the surviving corporation did not substantially comply with the requirements of specified provisions of Chapter 13 of the South Carolina Act, or against either the surviving corporation or a dissenting stockholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Chapter 13 of the South Carolina Act.

     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the surviving corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

     In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the surviving corporation and in favor of the dissenters.

     The foregoing is a summary of the material rights of a dissenting stockholder of First United, but is qualified in its entirety by reference to Chapter 13 of the South Carolina Act, included in Appendix C to this Proxy Statement/Prospectus. It is not intended to give any right of dissent or payment to any stockholder and should not be so read. Stockholders' rights of dissent and payment are limited to those provided by law. Any First United stockholder who intends to exercise the right to dissent from consummation of the Merger should carefully review the text of such provisions and should also consult with such holder's attorney. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to First United stockholders, except as indicated above or otherwise required by law.

     Any dissenting First United stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "Certain Federal Income Tax Consequences of the Merger."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, AND INSURANCE COMPANIES, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, consummation of the Merger is conditioned upon receipt by Regions and First United of an opinion from Alston & Bird LLP, special counsel to Regions, concerning certain federal income tax consequences of the proposed Merger under federal income tax law. Based upon representations made by Regions and First United (including the representation that First United stockholders will maintain sufficient equity interest in Regions after the Merger), it is such firm's opinion that:

     (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the South Carolina Act, the Merger will be a reorganization within the meaning of Section 368(a) of the Code. First United and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) The stockholders of First United will recognize no gain or loss upon the exchange of their First United Common Stock solely for shares of Regions Common Stock.

     (c) The basis of the Regions Common Stock received by the First United stockholders in the Merger will, in each instance, be the same as the basis of the First United Common Stock surrendered in exchange therefor, less the basis of any fractional share of Regions Common Stock settled by cash payment.

     (d) The holding period of the Regions Common Stock received by the First United stockholders will, in each instance, include the period during which the First United Common Stock surrendered in exchange therefor was held, provided that the First United Common Stock was held as a capital asset on the date of the exchange.

     (e) The payment of cash to First United stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in section 302(a) of the Code.

     (f) Where solely cash is received by a First United stockholder in exchange for First United Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's First United Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. FIRST UNITED STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL, OR FOREIGN LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their stated amounts. See "Summary--Comparative Per Share Data."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF THE REGIONS COMMON STOCK

     The shares of Regions Common Stock issuableto First United stockholders in the Merger have been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, First United (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Each person who First United reasonably believes will be an affiliate of First United has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of First United Common Stock will be exchanging their shares of a South Carolina corporation governed by the South Carolina Act and First United's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of First United stockholders and those of Regions stockholders. The differences deemed material by First United and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the South Carolina Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and First United's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations and Proposals," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. The Certificate authorizes the issuance of up to 240,000,000 shares of Regions Common Stock, of which 136,820,461 shares were issued, including 500,000 treasury shares as of September 30, 1997, and 5,000,000 shares of preferred stock, none of which are outstanding. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any anti-takeover purpose, including any purpose to make a change in control of Regions more costly or difficult.

     First United. First United's authorized capital stock consists of 22,500,000 shares of First United Common Stock, of which ______ shares were issued and outstanding as of the Record Date, and 10,000,000 shares of preferred stock, none of which are outstanding.

     Pursuant to the South Carolina Act, First United's Board of Directors may authorize the issuance of additional shares of First United Common Stock without further action by First United's stockholders. First United's Articles, as amended, do not provide the stockholders of First United with preemptive rights to purchase or subscribe to any unissued authorized shares of First United Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     First United. The South Carolina Act generally provides that a South Carolina corporation's articles of incorporation may be amended by the affirmative vote of at least two-thirds of the shares entitled to vote thereon, except that articles of incorporation may provide for a higher or lower voting requirement, but not less than a majority of the shares outstanding and entitled to vote. First United's Articles provide that those provisions in the Articles restricting certain business combinations with a major stockholder may be amended only by the affirmative vote of at least 80% of the outstanding voting shares and at least 80% of the voting shares held by stockholders other than a major stockholder. Otherwise the Articles do not specify a higher or lower voting requirement for amendment of the Articles than provided by the South Carolina Act.

     The Articles also provide that the Board of Directors has the power to adopt, alter, amend, or repeal the Bylaws, subject to the power of the stockholders to alter, amend, or repeal the Bylaws and to adopt new Bylaws. Under the South Carolina Act the Bylaws may be adopted, altered, amended, or repealed by a majority vote of the board of directors or the stockholders, as the case may be.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     First United. First United's Articles generally provide for a classified board of directors with three classes, and provide that voting stock does not have cumulative voting rights.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     First United. Pursuant to First United's Bylaws, a director may be removed only for cause at a meeting of stockholders called expressly for that purpose, by the affirmative vote of the holders of a majority of the shares of First United stock entitled to vote in an election of directors.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     First United. The South Carolina Act provides that a director is not liable for any action taken, or any failure to take any action, if such director performed the duties of a director (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner he reasonably believes to be in the best interests of the corporation and its stockholders.

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     First United. First United's Articles in conjunction with the South Carolina Act provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     First United. Under First United's Bylaws, a special meeting of First United stockholders may be called at any time by the President, the Chairman of the Board, a majority of the Board of Directors, or the holders of not less than 10% of the shares of First United Common Stock entitled to vote at such meeting.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

     First United. Under the South Carolina Act any action requiring or permitting stockholder approval may be approved without a meeting by written consent of all the stockholders entitled to vote on the matter.

STOCKHOLDER NOMINATIONS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     First United. First United's Articles and Bylaws do not include any provisions governing stockholder nominations.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     First United. The South Carolina Act provides that certain categories of corporate transactions, including mergers, consolidations, share exchanges, and sale of all or substantially all of a corporation's assets, must be approved by the board of directors and recommended to the stockholders by the board of directors, and approved by the holders of at least two-thirds of the corporation's voting stock. A corporation's articles of incorporation may provide for a higher or lower voting requirement, but not less than a majority of the voting stock. The Articles do not provide for a higher or lower voting requirement except with respect to certain business combinations with a major stockholder. See "--Business Combinations with Certain Persons."

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or
(iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     First United. The Articles provide that certain business combination transactions with a major stockholder may not be consummated unless (i) approved by the Board of Directors of the Corporation prior to the major stockholder involved in the transaction becoming such; (ii) the major stockholder involved in the transaction sought and obtained unanimous prior approval of the Board of Directors to become a major stockholder and the transaction was approved by a majority of the directors who were directors immediately prior to the major stockholder becoming such; (iii) the transaction was approved by at least 80% of such directors; or (iv) the transaction was approved by the affirmative vote of at least 80% of the outstanding voting shares and at least 80% of the voting shares held by stockholders other than a major stockholder. Absent such provision, the South Carolina Act would require approval of at least two-thirds of a corporation's voting stock. The Merger is not subject to such provision in the Articles because Regions is not a major stockholder of First United.

     The South Carolina business combinations statute provides that a 10% or greater stockholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% stockholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% stockholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% stockholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested stockholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. First United's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect would, however, permit a business combination with an interested stockholder even though that status was obtained prior to the amendment.

     South Carolina law also includes provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested stockholders of the corporation votes to accord voting power to such shares.

     The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the stockholders. First United is not authorized by its Articles or bylaws to redeem control shares pursuant to such legislation.

DISSENTERS' RIGHTS

     Regions. The rights of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No dissenters' rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights.

     First United. The rights of dissenting stockholders of First United are governed by South Carolina law. The applicable provisions of the South Carolina Act are included in this Proxy Statement/Prospectus and Appendix C, and are summarized under the caption "Description of the Transaction--Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     First United. Pursuant to the South Carolina Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect specified corporate records, including articles of incorporation and bylaws, minutes of stockholder meetings and certain resolutions adopted at director meetings for the preceding 10 years, the record of stockholders, stockholder communications, a list of current directors and officers, and annual report to the department of revenue and taxation. A holder of at least 1% of the outstanding stock is entitled to examine federal and state income tax returns. Upon written demonstration of a proper purpose, a stockholder may be entitled to inspect other specified corporate records, including accounting and stockholder records.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     First United. Pursuant to the South Carolina Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.


                     COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions Common Stock and First United Common Stock are listed for quotation on the Nasdaq National Market under the symbols "RGBK" and "FUSC," respectively. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock and First United Common Stock as reported by Nasdaq, and the cash dividends declared per share of Regions Common Stock and First United Common Stock for the indicated periods.

     The amounts indicated for Regions have been adjusted to reflect a 2-for-1 stock split effected by Regions on June 13, 1997. The amounts indicated for First United have been adjusted to reflect a 3-for-2 stock split effected by First United on August 15, 1997 as well as a 5% stock dividend in 1996.


                                              REGIONS                                      FIRST UNITED
                                       PRICE RANGE   CASH DIVIDENDS                 PRICE RANGE    CASH DIVIDENDS
                                       -----------      DECLARED                    -----------       DECLARED
                                    HIGH      LOW       PER SHARE               HIGH       LOW       PER SHARE
                                    ----      ---       ---------               ----       ---       ---------

1996
First Quarter ................  24.00        20.38    .175                      10.44      8.94         .02
Second Quarter ...............  24.19        21.13    .175                       9.56      7.75         .02
Third Quarter.................  24.32        21.82    .175                       8.44      6.88         .02
Fourth Quarter................  26.88        24.38    .175                       8.13      6.88         .02

1997
First Quarter.................  30.94        25.69     .20                      10.38      6.93         .02
Second Quarter................  33.25        27.38     .20                      12.21     10.23         .02
Third Quarter.................  39.13        32.06     .20                      19.50     11.58       .0225
Fourth Quarter ...............  44.75        36.56     .20                      22.50     17.38          --

1998
First Quarter (through
    ______, 1998) ............                                                                        .0225

     On ______, 1998, the last reported sale prices of Regions Common Stock and First United Common Stock, as reported on the Nasdaq National Market, were $_______ and $_______, respectively. At the close on September 22, 1997, the last trading day prior to public announcement of the proposed Merger, the last reported sale prices of Regions Common Stock and First United Common Stock, as reported on the Nasdaq National Market, were $39.13 and $16.75, respectively.

     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly Regions Bank in Alabama. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

     The holders of First United Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. First United has paid regular quarterly cash dividends since 1994. Although First United currently intends to continue to pay quarterly cash dividends on the First United Common Stock should the Merger not be consummated, there can be no assurance that First United's dividend policy will remain unchanged. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     First United is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly the three banks. First United's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

                            BUSINESS OF FIRST UNITED

     First United is a bank holding company organized under the laws of the state of South Carolina with its principal executive office located in Anderson, South Carolina. First United operates principally through its three subsidiary banks, which are national banks providing a range of commercial and retail banking services through eight offices in the piedmont region of South Carolina. At September 30, 1997, First United had total consolidated assets of approximately $297 million, total consolidated deposits of approximately $256 million, and total consolidated stockholders' equity of approximately $21 million. First United's principal executive office is located at 304 North Main Street, Anderson, South Carolina, 29622, and its telephone number at such address is (864) 224-1112.

     Additional information with respect to First United and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, including First United's Annual Report on Form 10-K for the year ended December 31, 1996, First United's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997, and First United's Current Report on Form 8-K filed on December 5, 1997, accompany this Proxy Statement/Prospectus.


          VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF FIRST UNITED

     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of First United Common Stock, as of the Record Date.


                          NAME AND ADDRESS                         AMOUNT AND NATURE        PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP          CLASS
--------------            -------------------                    --------------------       ----------
Common Stock              Mason Y. Garrett                              681,390(1)              16.9%
                          1601 North Boulevard
                          Anderson, South Carolina 29621


(1) Includes 15,078 shares held by Edgar Norris for Mr. Garrett's IRA, 236,113 shares held by Mr. Garrett as custodian for his children, 17,591 shares owned by Mr. Garrett's wife, 12,528 shares owned by the Garrett Motel Trust, 16,648 held by a trust for the benefit of an immediate family member sharing the same household of which Mr. Garrett is the settlor, but is not a trustee, cannot revoke the trust, and has no investment control over the trust, and 5,706 shares held as custodian for Mr. Garrett's grandchildren.

                               BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 435 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of September 30, 1997. At that date, Regions had total consolidated assets of approximately $22.2 billion, total consolidated deposits of approximately $17.6 billion and total consolidated stockholders' equity of approximately $1.9 billion. Regions has banking operations in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     The following table presents information about Regions' banking operations in the states in which its subsidiary depository institutions are located, based on September 30, 1997 information:



                                          NUMBER OF               TOTAL               TOTAL
                                       BANKING OFFICES           ASSETS             DEPOSITS
                                       ---------------           ------             --------
                                                                       (In millions)
             Alabama............           183                  $8,869               $7,990
             Florida............            45                   1,593                1,498
             Georgia............           107                   3,998                3,489
             Louisiana..........            75                   2,295                2,167
             Tennessee..........            25                     526                  458
             Unallocated(1).....                                 4,171                2,000

----------
     (1) Represents indirect mortgage loans, indirect auto loans, and credit card loans of $2.5 billion, $1.5 billion, and $171 million, respectively, and negotiable certificates of deposit and certain trust and other deposits, which in the aggregate approximate $2 billion.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

      Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS


     Recent Acquisitions. Since December 31, 1996, Regions has completed the acquisitions of nine financial institutions (the "Recently Completed Acquisitions"), certain aspects of which transactions are set forth in the following table:


                                                                                CONSIDERATION
                                                                                -------------
                                                                 APPROXIMATE
                                                                 ------------
                                                                                                      ACCOUNTING
                      INSTITUTION                           ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                      -----------                           ----------       -----         ----        ---------
                                                                   (In millions)

Florida First Bancorp, Inc., located in Panama              $     297       $   40         Cash        Purchase
City, Florida

Allied Bankshares, Inc., located in Thomson,                      569          158        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

West Carroll Bancshares, Inc., located in                         127           37        Regions       Pooling
Oak Grove, Louisiana                                                                      Common          of
                                                                                           Stock       Interests

Gulf South Bancshares, Inc., located in Gretna,                    55           10        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

First Mercantile National Bank, located in Longwood,              157           18         Cash        Purchase
Florida

The New Iberia Bancorp, Inc., located in New Iberia,              313           65        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

First Bankshares, Inc., located in Hapeville,                     127           20        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

SB&T Corporation, located in Smyrna,                              148           33        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

GF Bancshares, Inc., located in Griffin,                           97           19        Regions      Purchase
Georgia                                                                                   Common
                                                                                           Stock
                                                            ---------       --------
                      Totals                                $   1,890       $    400
                                                            =========       ========

---------------
(1) Calculated as of the date of consummation.


     Other Pending Acquisitions. As of the date of this Proxy
Statement/Prospectus, Regions has pending six acquisitions in addition to First United (the "Other Pending Acquisitions"), certain aspects of which transactions are set forth below:


                                                                               CONSIDERATION
                                                                            -------------------
                                                                   APPROXIMATE
                                                             ---------------------
                                                                                                      ACCOUNTING
                      INSTITUTION                            ASSET SIZE(1)   VALUE(1)      TYPE        TREATMENT
                      -----------                            ----------      -----         ----        ---------
                                                                   (In millions)

Greenville Financial Corporation, located in                $     134       $   34        Regions       Pooling
Greenville, South Carolina                                                                Common          of
                                                                                           Stock       Interests

PALFED, Inc., located in Aiken,                                   665          145        Regions       Pooling
South Carolina                                                                            Common          of
                                                                                           Stock       Interests

St. Mary Holding Corporation, located in Franklin,                113           31        Regions       Pooling
Louisiana                                                                                 Common          of
                                                                                           Stock       Interests

Key Florida Bancorp, Inc. located in Bradenton, Florida           212           39        Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

First State Corporation, located in Albany, Georgia               540          161        Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests

Etowah Bank, located in Canton, Georgia                           432          117        Regions       Pooling
                                                                                          Common          of
                                                                                           Stock       Interests
                                                            ---------       -------
                      Totals                                $   2,096       $   527
                                                            =========       =======

---------------
(1)  Calculated as of the date of announcement of the transaction.

     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies, and of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

     If the Other Pending Acquisitions and Merger had been consummated on September 30, 1997, Regions' total consolidated assets would have increased by approximately $2.5 billion to approximately $24.7 billion; its total consolidated deposits would have increased by approximately $2.2 billion to approximately $19.8 billion; and its total consolidated stockholders' equity would have increased by approximately $200 million to approximately $2.1 billion.

     1997 Operating Results. For the fourth quarter ended December 31, 1997, Regions reported net income of $79.0 million (or $.58 per share), representing a 22% increase in net income (and a 12% increase on a per share basis) over the same period of 1996. For the twelve months ended December 31, 1997, Regions reported net income of $299.7 million or $2.20 per share, representing a 19% increase on a per-share basis in net income over 1996. The return on average total assets for 1997 was 1.4%, and the return on average stockholders' equity was 16.3%. At December 31, 1997, the ratio of stockholders' equity to total assets was 8.3%. As of December 31, 1997, Regions had total consolidated assets of approximately $23.0 billion, total consolidated deposits of approximately $17.8 billion, and total consolidated stockholders' equity of approximately $1.9 billion.

                        CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and First United. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996. See "Documents Incorporated by Reference."

GENERAL

     Regions and First United are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and First United and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state had the ability to "opt out" and prohibit interstate branching altogether. None of the states in which the banking subsidiaries of Regions or First United are located has "opted out." Accordingly, Regions has the ability to and intends to consolidate all of its bank subsidiaries into a single bank with interstate branches, and has commenced a program to that end.

     The BHC Act generally prohibits Regions and First United from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the subsidiary depository institutions of Regions and First United is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and First United (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the Office of the Comptroller of the Currency (the "OCC") in the case of national banks, and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and First United are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and First United, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and First United, as well as by Regions and First United to their stockholders.

     As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Regions' subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation.

     If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At September 30, 1997, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and First United, without obtaining governmental approvals, could declare aggregate dividends to Regions and First United of approximately $138 million and $5 million, respectively.

     The payment of dividends by Regions and First United and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      Regions, First United, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and First United and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal
Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1997, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 12.24% and 9.85%, respectively, and First United's consolidated Total Capital and Tier 1 Capital Ratios were 10.35% and 9.02%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and First United's respective Leverage Ratios at September 30, 1997 were 7.35% and 7.09%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' and First United's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of September 30, 1997. Neither Regions, First United, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

     The Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS also includes an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions and First United are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or First United may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     At September 30, 1997, all of the subsidiary depository institutions of Regions and First United had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

     Pursuant to the Deposit Insurance Funds Act of 1996, the FDIC implemented a special one-time assessment of approximately 65.7 basis points (0.657%) on a depository institution's deposits insured by the Savings Association Insurance Fund ("SAIF") held as of March 31, 1995 (or approximately
52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions), and adopted revisions to the assessment rate schedules that would generally eliminate the disparity between assessment rates applicable to the deposits insured by the Bank Insurance Fund ("BIF") and the SAIF. The revisions in the assessment rate schedules reduced assessment rates on SAIF-insured deposits and would generally equalize BIF and SAIF assessment rates by January, 2000. Regions anticipates that the net effect of the decrease in the premium assessment rate on SAIF deposits will result in a reduction in its total deposit insurance premium assessments for the years

1997 through 1999 as compared to prior years, assuming no further changes in announced premium assessment rates. Regions recorded a charge against earnings for the special assessment in the quarter ended September 30, 1996 in the pre-tax amount of approximately $21.0 million.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.


                       DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 240,000,000 shares of Regions Common Stock, of which 136,820,461 shares were issued, including 500,000 treasury shares, at September 30, 1997, and 5,000,000 shares of preferred stock, none of which are outstanding. No other class of stock is authorized.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At September 30, 1997, under such requirements and guidelines, Regions' subsidiary institutions had $138 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."


                              STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during May 1998. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must have been received by Regions at its principal executive offices no later than December 2, 1997, for consideration by Regions for possible inclusion in such proxy materials. Proposals with respect to Regions' 1999 annual meeting of stockholders may be submitted until the date specified in Regions' 1998 annual meeting proxy statement. First United expects to hold its next annual meeting of stockholders if the Merger has not been consummated before such time, in April 1998. Under SEC rules, proposals of First United stockholders intended to be presented at that meeting must have been received by First United at its principal executive offices no later than December 15, 1997, for consideration by First United for possible inclusion in such proxy materials.


                                     EXPERTS

     The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in Regions' Annual Report on Form 10-K for the year ended December 31, 1996. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

     The consolidated financial statements of First United, as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    OPINIONS

     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of ______, 1998, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of ______ shares of Regions Common Stock.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          FIRST UNITED BANCORPORATION

                                      AND

                         REGIONS FINANCIAL CORPORATION

                          DATED AS OF OCTOBER 28, 1997

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Parties................................................................   A-5
Preamble...............................................................   A-5
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER..........................   A-5
      1.1  Merger......................................................   A-5
      1.2  Time and Place of Closing...................................   A-5
      1.3  Effective Time..............................................   A-5
ARTICLE 2 -- TERMS OF MERGER...........................................   A-6
      2.1  Certificate of Incorporation................................   A-6
      2.2  Bylaws......................................................   A-6
      2.3  Directors and Officers......................................   A-6
ARTICLE 3 -- MANNER OF CONVERTING SHARES...............................   A-6
      3.1  Conversion of Shares........................................   A-6
      3.2  Anti-Dilution Provisions....................................   A-6
      3.3  Shares Held by First United or Regions......................   A-6
      3.4  Dissenting Stockholders.....................................   A-7
      3.5  Fractional Shares...........................................
      3.6  Conversion of Stock Options; Restricted Stock...............   A-7
ARTICLE 4 -- EXCHANGE OF SHARES........................................   A-8
      4.1  Exchange Procedures.........................................
      4.2  Rights of Former First United Stockholders..................   A-8
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF FIRST UNITED............   A-9
      5.1  Organization, Standing, and Power...........................   A-9
      5.2  Authority; No Breach By Agreement...........................   A-9
      5.3  Capital Stock...............................................   A-9
      5.4  First United Subsidiaries...................................  A-10
      5.5  Financial Statements........................................
      5.6  Absence of Undisclosed Liabilities..........................  A-10
      5.7  Absence of Certain Changes or Events........................  A-11
      5.8  Tax Matters.................................................  A-11
      5.9  Assets......................................................  A-12
      5.10 Environmental Matters.......................................  A-12
      5.11 Compliance With Laws........................................  A-13
      5.12 Labor Relations.............................................
      5.13 Employee Benefit Plans......................................  A-13
      5.14 Material Contracts..........................................  A-15
      5.15 Legal Proceedings...........................................
      5.16 Statements True and Correct.................................  A-15
      5.17 Accounting, Tax, and Regulatory Matters.....................  A-16
      5.18 Articles of Incorporation Provisions........................  A-16
      5.19 Support Agreements..........................................  A-16
      5.20 Derivatives Contracts.......................................  A-16
      5.21 Year 2000...................................................  A-16
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS.................  A-16
      6.1  Organization, Standing, and Power...........................  A-16
      6.2  Authority; No Breach By Agreement...........................  A-17
      6.3  Capital Stock...............................................
      6.4  SEC Filings; Financial Statements...........................  A-17
      6.5  Absence of Undisclosed Liabilities..........................  A-18

                                                                         PAGE
                                                                         ----
      6.6  Absence of Certain Changes or Events........................  A-18
      6.7  Compliance With Laws........................................  A-18
      6.8  Legal Proceedings...........................................  A-18
      6.9  Statements True and Correct.................................  A-19
      6.10 Accounting, Tax, and Regulatory Matters.....................  A-19
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION..................  A-19
      7.1  Covenants of Both Parties...................................  A-19
      7.2  Covenants of First United...................................  A-19
      7.3  Covenants of Regions........................................  A-21
      7.4  Adverse Changes in Condition................................  A-21
      7.5  Reports.....................................................  A-21
ARTICLE 8 -- ADDITIONAL AGREEMENTS.....................................  A-21
      8.1  Registration Statement; Proxy Statement; Stockholder
           Approval....................................................  A-21
      8.2  Nasdaq/NMS Listing..........................................  A-22
      8.3  Applications................................................  A-22
      8.4  Agreement as to Efforts to Consummate.......................  A-22
      8.5  Investigation and Confidentiality...........................  A-22
      8.6  Press Releases..............................................  A-23
      8.7  Certain Actions.............................................  A-23
      8.8  Tax Matters.................................................  A-23
      8.9  Agreement of Affiliates.....................................  A-23
      8.10 Employee Benefits and Contracts.............................  A-23
      8.11 Indemnification.............................................  A-24
      8.12 Articles of Incorporation Provisions........................  A-24
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.........  A-25
      9.1  Conditions to Obligations of Each Party.....................  A-25
      9.2  Conditions to Obligations of Regions........................  A-26
      9.3  Conditions to Obligations of First United...................  A-26
ARTICLE 10 -- TERMINATION..............................................  A-27
     10.1  Termination.................................................  A-27
     10.2  Effect of Termination.......................................  A-28
     10.3  Non-Survival of Representations and Covenants...............  A-28
ARTICLE 11 -- MISCELLANEOUS............................................  A-29
     11.1  Definitions.................................................  A-29
     11.2  Expenses....................................................  A-33
     11.3  Brokers and Finders.........................................  A-33
     11.4  Entire Agreement............................................  A-33
     11.5  Amendments..................................................  A-33
     11.6  Waivers.....................................................  A-33
     11.7  Assignment..................................................  A-34
     11.8  Notices.....................................................  A-34
     11.9  Governing Law...............................................  A-34
     11.10 Counterparts................................................  A-34
     11.11 Captions....................................................  A-35
     11.12 Severability................................................  A-35
Signatures.............................................................  A-35

                                LIST OF EXHIBITS

  EXHIBIT
  NUMBER                                 DESCRIPTION
  -------                                -----------
             --  Form of Support Agreement. (sec.sec. 5.19, 11.1).
             --  Form of Affiliate Agreement. (sec. 8.9).
             --  Form of Claims Letter. (sec. 9.2).
             --  Form of Opinion Letter of First United's Counsel.
                 (sec. 9.2).
             --  Form of Opinion Letter of Regions' Counsel. (sec. 9.3).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of October 28, 1997, by and between FIRST UNITED BANCORPORATION ("First United"), a corporation organized and existing under the laws of the State of South Carolina, with its principal office located in Anderson, South Carolina, and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of First United and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of First United by Regions pursuant to the merger of First United into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of First United shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of First United shall become stockholders of Regions and the subsidiaries of First United shall continue to conduct their business and operations as wholly-owned subsidiaries of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of First United, the Board of Governors of the Federal Reserve System and other regulatory agencies and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code and (ii) for accounting purposes shall be accounted for as a "pooling of interests."

     As a condition and inducement to Regions' willingness to consummate the transactions contemplated by this Agreement, prior to the execution of this Agreement, each of First United's directors will execute and deliver to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1 to this Agreement.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, First United shall be merged into and with Regions in accordance with the provisions of Section 252 of the DGCL and with the effect provided in
Section 259 of the DGCL and in accordance with Section 33-11-107 of the SCBCA with the effect provided in Section 33-11-106 of the SCBCA (the "Merger"). Regions shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of First United and Regions.

     1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of Regions, or such other place as may be mutually agreed upon by the Parties.

     1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the South Carolina Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of South Carolina and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the

"Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, or (ii) the date on which the stockholders of First United approve this Agreement to the extent such approval is required by applicable Law.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 BYLAWS. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 DIRECTORS AND OFFICERS. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of First United Common Stock (excluding shares held by First United or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .5173 of a share of Regions Common Stock, subject to adjustment as provided in Section 10.1(g) of this Agreement (the "Exchange Ratio").

     3.2 ANTI-DILUTION PROVISIONS. In the event First United changes the number of shares of First United Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 SHARES HELD BY FIRST UNITED OR REGIONS. Each of the shares of First United Common Stock held by any First United Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 DISSENTING STOCKHOLDERS. Any holder of shares of First United Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Sections 33-13-101, et seq. of the SCBCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the SCBCA and surrendered to First United the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting stockholder of First United fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares, Regions shall issue and deliver the consideration to which such holder of shares of First United Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of First United Common Stock held by such holder. First United will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting stockholders. Upon satisfaction of all claims of dissenting stockholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to First United.

     3.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of First United Common Stock exchanged pursuant to the Merger, or of options to purchase shares of First United Common Stock, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of Regions Common Stock at the Effective Time or the date of exercise, as the case may be, shall be the last sale price of such common stock on the Nasdaq/NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time, in the case of shares exchanged pursuant to the Merger, and the date of exercise, in the case of options. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.6 CONVERSION OF STOCK OPTIONS; RESTRICTED STOCK. (a) At the Effective Time, all rights, which are outstanding at the Effective Time, with respect to First United Common Stock pursuant to stock options or stock appreciation rights ("First United Options") granted by First United under the First United Stock Plans whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each First United Option, in accordance with the terms of the First United Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time,
(i) each First United Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such First United Option shall be equal to the number of shares of First United Common Stock subject to such First United Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such First United Option shall be adjusted by dividing the per share exercise price under each such First United Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." First United agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

     (b) All restrictions or limitations on transfer with respect to First United Common Stock awarded under the First United Stock Plans or any other plan, program, or arrangement of any First United Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Regions Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Regions shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of First United appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First United Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of First United Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of First United Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Regions shall not be obligated to deliver the consideration to which any former holder of First United Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of First United Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of First United Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, First United, nor the Exchange Agent shall be liable to a holder of First United Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 RIGHTS OF FORMER FIRST UNITED STOCKHOLDERS. At the Effective Time, the stock transfer books of First United shall be closed as to holders of First United Common Stock immediately prior to the Effective Time, and no transfer of First United Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of
Section 4.1 of this Agreement, each certificate theretofore representing shares of First United Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which the holder thereof has perfected dissenters' rights of appraisal as contemplated by Section 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of First United shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of First United Common Stock are converted, regardless of whether such holders have exchanged their certificates representing First United Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of First United Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such First United Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF FIRST UNITED

     First United hereby represents and warrants to Regions as follows:

     5.1 ORGANIZATION, STANDING, AND POWER. First United is a corporation duly organized, validly existing, and in good standing under the Laws of the State of South Carolina, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. First United is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     5.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) First United has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the holders of a two-thirds of the outstanding shares of First United Common Stock. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been or will be duly and validly authorized by all necessary corporate action in respect thereof on the part of First United, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of First United Common Stock. Subject to such requisite approval, this Agreement represents a legal, valid, and binding obligation of First United, enforceable against First United in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by First United, nor the consummation by First United of the transactions contemplated hereby, nor compliance by First United with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First United's Articles of Incorporation or Bylaws, or (ii) except as disclosed in Section 5.2(b) of the First United Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First United Company under, any Contract or Permit of any First United Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any First United Company or any of their respective Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by First United of the Merger and the other transactions contemplated in this Agreement.

     5.3 CAPITAL STOCK. (a) The authorized capital stock of First United consists of 15,000,000 shares of First United Common Stock, of which 3,983,910 shares are issued and outstanding as of the date of this Agreement and not more than 4,247,957 shares will be issued and outstanding at the Effective Time and 10,000,000 shares of preferred stock (no par value), of which none are issued and outstanding. All of the issued and outstanding shares of First United Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of First United Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of First United. First United has reserved 430,091 shares of First United Common Stock for issuance under the First United Stock Plans, pursuant to which options to purchase not more than 264,047 shares of First United Common Stock are outstanding.

     (b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of First United outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of First United or contracts, commitments, understandings, or arrangements by which First United is or may be bound to issue additional shares of First United capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

     5.4 FIRST UNITED SUBSIDIARIES. First United has disclosed in Section 5.4 of the First United Disclosure Memorandum all of the First United Subsidiaries as of the date of this Agreement. Except as disclosed, First United or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each First United Subsidiary. No equity securities of any First United Subsidiary are or may become required to be issued (other than to a First United Company) by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any First United Subsidiary is bound to issue (other than to a First United Company) additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock or by which any First United Company is or may be bound to transfer any shares of the capital stock of any First United Subsidiary (other than to a First United Company). There are no Contracts relating to the rights of any First United Company to vote or to dispose of any shares of the capital stock of any First United Subsidiary. All of the shares of capital stock of each First United Subsidiary held by a First United Company are duly authorized, validly issued, and fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the First United Company free and clear of any Lien. Each First United Subsidiary is a corporation, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each First United Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United. Each First United Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 FINANCIAL STATEMENTS. First United has disclosed in Section 5.5 of the First United Disclosure Memorandum, and has delivered to Regions copies of, all First United Financial Statements prepared for periods ended prior to the date hereof and will deliver to Regions copies of all First United Financial Statements prepared subsequent to the date hereof. The First United Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the First United Companies, which are or will be, as the case may be, materially complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the First United Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the First United Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material).

     5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No First United Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, except Liabilities which are accrued or reserved against in the consolidated balance sheets of First United as of

June 30, 1997 included in the First United Financial Statements or reflected in the notes thereto. No First United Company has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid (a) to counsel, accountants and investment bankers in connection with the Merger or (b) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1997, except as disclosed in the First United Financial Statements or in Section 5.7 of the First United Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, and (ii) the First United Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of First United provided in Article 7 of this Agreement.

     5.8 TAX MATTERS. (a) All Tax returns required to be filed by or on behalf of any of the First United Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time to the Knowledge of First United, and all returns filed are complete and accurate to the Knowledge of First United. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on First United, except to the extent reserved against in the First United Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the First United Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable Taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the First United Companies for the period or periods through and including the date of the respective First United Financial Statements has been made and is reflected on such First United Financial Statements.

     (d) Deferred Taxes of the First United Companies have been adequately provided for in the First United Financial Statements.

     (e) Each of the First United Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (f) None of the First United Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (g) There are no Liens with respect to Taxes upon any of the assets of the First United Companies.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the First United Companies that occurred during or after any Taxable Period in which the First United Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1994.

     (i) No First United Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (j) All material elections with respect to Taxes affecting the First United Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the First United Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

     (k) No First United Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 ASSETS. Except as disclosed or reserved against in the First United Financial Statements, the First United Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets that are material to the business of the First United Companies. All material tangible properties used in the businesses of the First United Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with First United's past practices. All Assets which are material to the business of the First United Companies, which are held under leases or subleases by any of the First United Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

     5.10 ENVIRONMENTAL MATTERS. (a) To the Knowledge of First United, each First United Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (b) To the Knowledge of First United, there is no Litigation pending or threatened before any court, governmental agency, or authority, or other forum in which any First United Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any First United Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (c) To the Knowledge of First United, there is no Litigation pending or threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or First United in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (d) To the Knowledge of First United, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (e) To the Knowledge of First United, during the period of (i) any First United Company's ownership or operation of any of their respective current properties, (ii) any First United Company's participation in the management of any Participation Facility, or, (iii) any First United Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under, or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United. Prior to the period of (i) any First United Company's ownership or operation of any of their respective current properties,
(ii) any First United Company's participation in the management of any Participation Facility, or (iii) any First United Company's holding of a security interest in a Loan Property, to the Knowledge of First United, there were no releases of Hazardous Material or oil in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     5.11 COMPLIANCE WITH LAWS. Each First United Company has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United. Except as disclosed in Section 5.11 of the First United Disclosure Memorandum, none of the First United Companies:

          (a) Is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United; and

          (b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any First United Company is not in compliance with any of the material Laws or material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, (ii) threatening to revoke any material Permits the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, or (iii) requiring any First United Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

     5.12 LABOR RELATIONS. No First United Company is the subject of any Litigation asserting that it or any other First United Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other First United Company to bargain with any labor organization as to wages or conditions of employment, nor is any First United Company a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any First United Company, pending or threatened, or to its Knowledge, is there any activity involving any First United Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 EMPLOYEE BENEFIT PLANS.  (a) First United has disclosed in Section
5.13 of the First United Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by any First United Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "First United Benefit Plans"). Any of the First United Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "First United ERISA Plan." Any First United ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "First United Pension Plan." On or after September 26, 1980, neither First United nor any First United Company has had an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). The only "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any First United Company that was intended to qualify under Section 401(a) of the Internal Revenue Code, is the First United Bancorporation Employee Savings Plan & Trust.

     (b) First United has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such First United Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such First United Benefit Plans or amendments, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1974, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any First United Benefit Plan with respect to the most recent three plan years, and (iv) the most recent summary plan descriptions and any material modifications thereto.

     (c) All First United Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United. Each First United ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and First United is not aware of any circumstances which will or could result in revocation of any such favorable determination letter. Each trust created under any First United ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and First United is not aware of any circumstance which will or could result in revocation of such exemption. With respect to each First United Benefit Plan, except as disclosed in Section 5.13(c) of the First United Disclosure Memorandum, to the Knowledge of First United, no event has occurred which will or could give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code. There is no material pending or threatened Litigation relating to any First United ERISA Plan. No First United Company has engaged in a transaction with respect to any First United Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any First United Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     (d) No First United Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any First United Pension Plan, (ii) no change in the actuarial assumptions with respect to any First United Pension Plan, and (iii) no increase in benefits under any First United Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United or materially adversely affect the funding status of any such plan. Neither any First United Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any First United Company, or the single-employer plan of any entity which is considered one employer with First United under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No First United Company has provided, or is required to provide, security to a First United Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

     (e) No liability under Title IV of ERISA has been or is expected to be incurred by any First United Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any ERISA Affiliate).

     (f) No First United Company has any obligations for retiree health and retiree life benefits under any of the First United Benefit Plans.

     (g) Except as set forth in Section 5.13(g) of the First United Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any First United Company from any First United Company under any First United Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First United Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

     (h) No oral or written representation or communication with respect to any aspect of the First United Benefit Plans has been made to employees of any of the First United Companies prior to the date hereof which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. All First United Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the First United Benefit Plans are correct and complete and there have been no changes in the information set forth therein.

     5.14 MATERIAL CONTRACTS. Except as disclosed in the Section 5.14 of the First United Disclosure Memorandum, none of the First United Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any First United Company or the guarantee by any First United Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among First United Companies; and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by First United with the Securities and Exchange Commission (the "SEC") as of the date of this Agreement if First United were required to file a Form 10-K with the SEC (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "First United Contracts"). None of the First United Companies is in Default under any First United Contract which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First United.

     5.15 LEGAL PROCEEDINGS. Except to the extent specifically reserved against in the First United Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of First United, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any First United Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any First United Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First United.

     5.16 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any First United Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any First United Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any First United Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to First United's stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by a First United Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of First United, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any First United Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.17 ACCOUNTING, TAX, AND REGULATORY MATTERS. No First United Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of First United, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such Section 9.1(b).

     5.18 ARTICLES OF INCORPORATION PROVISIONS. Each First United Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person (other than a Regions Company) under the Articles of Incorporation, Bylaws, or other governing instruments of any First United Company or restrict or impair the ability of Regions to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any First United Company that may be acquired or controlled by it.

     5.19 SUPPORT AGREEMENTS. Each of the directors of First United has executed and delivered to Regions an agreement in substantially the form of
Exhibit 1 to this Agreement.

     5.20 DERIVATIVES CONTRACTS. Neither First United nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof).

     5.21 YEAR 2000. Except as disclosed in Section 5.22 of the First United Disclosure Memorandum, First United represents and warrants that all computer software necessary for the conduct of its business (the "Software") is designed to be used prior to, during, and after the calendar year 2000 A.D., and that the Software will operate during each such time period without error relating to the year 2000, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century. First United further represents and warrants that the Software accepts, calculates, sorts, extracts and otherwise processes date inputs and date values, and returns and displays date values, in a consistent manner regardless of the dates used, whether before, on, or after January 1, 2000.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to First United as follows:

     6.1 ORGANIZATION, STANDING, AND POWER. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 AUTHORITY; NO BREACH BY AGREEMENT. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 CAPITAL STOCK. The authorized capital stock of Regions consists of 240,000,000 shares of Regions Common Stock, of which 136,722,928 shares were issued and outstanding and no shares were held as treasury shares as of June 30, 1997. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of First United Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of First United Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 SEC FILINGS; FINANCIAL STATEMENTS. (a) Regions has filed all forms, reports, and documents required to be filed by Regions with the SEC since December 31, 1993, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the

Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     6.5 ABSENCE OF UNDISCLOSED LIABILITIES. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of June 30, 1997 included in the Regions Financial Statements or reflected in the notes thereto. No Regions Company has incurred or paid any Liability since June 30, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1997, except as disclosed in the Regions Financial Statements, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Regions provided in Article 7 of this Agreement.

     6.7 COMPLIANCE WITH LAWS. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions
Companies:

          (a) Is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the material Laws or material Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or
     (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

     6.8 LEGAL PROCEEDINGS. Except to the extent specifically reserved against in the Regions Financial Statements dated prior to the date of this Agreement, there is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.9 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any Regions Company or any Affiliate thereof to First United pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to First United's stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of First United, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.10 ACCOUNTING, TAX, AND REGULATORY MATTERS. No Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the second sentence of such
Section 9.1(b).

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 COVENANTS OF BOTH PARTIES. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course,
(ii) preserve intact its business organizations and Assets and maintain its rights and franchises, and (iii) take no action which would materially adversely affect the ability of any Party to (a) obtain any Consents required for the transactions contemplated hereby, or (b) perform its covenants and agreements under this Agreement in all material respects and to consummate the Merger; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 COVENANTS OF FIRST UNITED. Except as specifically contemplated or permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, First United covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of a duly authorized officer of Regions:

          (a) Amend the Articles of Incorporation, Bylaws, or other governing instruments of any First United Company; or

          (b) Incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a First United Company to another First United Company) in excess of an aggregate of $100,000 (for the First United Companies on a consolidated basis) except in the ordinary course of the business of First United Companies consistent with past practices (which shall include, for First United, creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or, except as disclosed in Section 7.2(b) of the First United Disclosure Memorandum, forgive any such indebtedness of any Person to any First United Company (in excess of an aggregate of $25,000), or impose, or suffer the imposition, on any share of stock held by any First United Company of any Lien or permit any such Lien to exist; or

          (c) Repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First United Company, or declare or pay any dividend or make any other distribution in respect of any First United Common Stock; provided that First United may (to the extent legally able to do so), but shall not be obligated to, declare and pay regular annual cash dividends on the First United Common Stock at an amount not to exceed 35% of First United's net income after taxes, and in no event may such an amount per share of First United Common Stock exceed $.98 and with the usual and regular record and payment dates as disclosed in Section 7.2(c) of the First United Disclosure Memorandum; or

          (d) Except pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First United Common Stock or any other capital stock of any First United Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) Adjust, split, combine, or reclassify any capital stock of any First United Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First United Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any First United Subsidiary (unless any such shares of stock are sold or otherwise transferred to another First United Company) or any Assets having in the aggregate a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) Acquire direct or indirect control over, or invest in equity securities of, any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by First United in its fiduciary capacity; or

          (g) Grant any increase in compensation or benefits to the employees or officers of any First United Company except as disclosed in Section 7.2(g) of the First United Disclosure Memorandum or as required by Law; pay any bonus except pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement and disclosed in Section 7.2(g) of the First United Disclosure Memorandum; enter into or amend any severance agreements with officers of any First United Company except as disclosed in Section 7.2(g) of the First United Disclosure Memorandum; grant any increase in fees or other increases in compensation or other benefits to directors of any First United Company; or

          (h) Enter into or amend any employment Contract between any First United Company and any Person (unless such amendment is required by Law) that the First United Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) Except as disclosed in Section 7.2(i) of the First United Disclosure Memorandum, adopt any new employee benefit plan or program of any First United Company or make any material change in or to any existing employee benefit plans or programs of any First United Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) Make any significant change in any accounting methods, principles, or practices or systems of internal accounting controls, except as may be necessary to conform to changes in regulatory accounting requirements or GAAP; or

          (k) Commence or settle any Litigation other than in accordance with past practice; provided that, except to the extent specifically reserved against in the First United Financial Statements dated prior to the date of this Agreement, no First United Company shall settle any Litigation involving any Liability of any First United Company for money damages in excess of $25,000 (exclusive of insurance proceeds) or restrictions upon the operations of any First United Company; or

          (l) Except in the ordinary course of business, enter into or terminate any material Contract or make any change in any material lease or Contract, other than renewals of leases and Contracts without material adverse changes of terms or as disclosed pursuant to Sections 7.2(g), (h), or (i) of the First United Disclosure Memorandum.

     7.3 COVENANTS OF REGIONS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that it will not, without the prior written consent of a duly authorized officer of First United amend the Certificate of Incorporation or Bylaws of Regions, in each case, in any manner which is adverse to, and discriminates against, the holders of First United Common Stock.

     7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) is reasonably likely to cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and First United shall deliver to Regions copies of all such reports filed by First United promptly after the same are filed. If financial statements are contained in any such reports filed with appropriate Regulatory Authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC, will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. As soon as reasonably practicable after the execution of this Agreement, Regions shall file the Registration Statement with the SEC, provided First United has provided, on a reasonably timely basis, all information concerning First United necessary for inclusion in the Registration Statement, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. First United shall promptly furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. First United shall call a Stockholders' Meeting, to be held within forty-five (45) days after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of (i) this Agreement and (ii) such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) First United shall mail the Proxy Statement to all of its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of First United shall recommend (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of First United shall use their reasonable efforts to obtain such stockholders' approval (subject to compliance with their fiduciary duties as advised in writing by counsel to such Board).

     8.2 NASDAQ/NMS LISTING. Regions shall file with the NASD a notification for the listing on the Nasdaq/NMS relating to the proposed issuance of the shares of Regions Common Stock to be issued to the holders of First United Common Stock pursuant to the Merger.

     8.3 APPLICATIONS. As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file, and First United shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions shall use all reasonable efforts to obtain the requisite Consents of all Regulatory Authorities as soon as reasonably practicable after the filing of the appropriate applications.

     8.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions applicable to such Party referred to in Article 9 of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.5 INVESTIGATION AND CONFIDENTIALITY. (a) Prior to the Effective Time, each Party will keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and, after the 30th day after execution of this Agreement, shall not interfere unreasonably with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) First United shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an acquisition transaction with First United to preserve the confidentiality of the information relating to First United provided to such parties.

     8.6 PRESS RELEASES. Prior to the Effective Time, First United and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section
8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel advises is necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.7 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no First United Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any First United Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of First United's Board of Directors as advised in writing by counsel to such Board of Directors, no First United Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but First United may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. First United shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. First United shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing.

     8.8 TAX MATTERS. The Parties agree to use their reasonable efforts to obtain written opinions of Alston & Bird to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of First United Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of First United with respect to such exchange (except to the extent of any cash received), and (iii) each of First United and Regions will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code ("Tax Opinions"). In rendering such Tax Opinions, counsel shall be entitled to rely upon representations of officers of First United and Regions reasonably satisfactory in form and substance to such counsel. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for Federal income tax purposes.

     8.9 AGREEMENT OF AFFILIATES. First United has disclosed in Section 8.9 of the First United Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of First United for purposes of Rule 145 under the 1933 Act. First United shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of First United Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Regions and First United have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Regions Common Stock issued to such affiliates of First United in exchange for shares of First United Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Regions and First United have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.9 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of First United pursuant to this Agreement to enforce the provisions of this Section 8.9). Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.10 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, Regions shall provide generally to officers and employees of the First United Companies, who at or after the Effective Time become employees of a Regions Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.10), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of First United should be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of First United shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of First United shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall assume and honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.10 of the First United Disclosure Memorandum to Regions between any First United Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the First United Benefit Plans.

     8.11 INDEMNIFICATION.  (a) Subject to the conditions set forth in paragraph
(b) below, for a period of six (6) years after the Effective Time, Regions shall, and shall cause First United to, indemnify, defend, and hold harmless each person entitled to indemnification from a First United Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by South Carolina Law and First United's Articles of Incorporation and Bylaws, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by the First United is required to effectuate any indemnification, Regions shall cause the First United to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a), upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or First United shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or First United elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Regions or First United and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or First United shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that First United shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     8.12 ARTICLES OF INCORPORATION PROVISIONS. Each First United Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any First United Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any First United Company that may be directly or indirectly acquired or controlled by it.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of First United shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Nasdaq/NMS Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq/NMS.

          (g) Tax Matters. Each Party shall have received a copy of the Tax Opinions referred to in Section 8.8 of this Agreement. Each Party shall have delivered to the other a Certificate, dated as of the date of the Tax Opinion, signed by its duly authorized officers, to the effect that, to the best knowledge and belief of such officers, the statement of facts and representations made on behalf of the management of such Party, presented to the legal counsel delivering the Tax Opinions were at the date of such presentation, true, correct, and complete, and are on the date of such Certificate, to the extent contemplated by the presentation, true, correct, and complete, as though such presentation had been made on the date of such Certificate.

     9.2 CONDITIONS TO OBLIGATIONS OF REGIONS. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of First United set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of First United set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of First United set forth in Sections 5.17 and 5.18 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of First United set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.17 and 5.18) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on First United; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of First United to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. First United shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by First United's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Claims Letters. Each of the directors and officers of First United shall have executed and delivered to Regions letters in substantially the form of Exhibit 3 to this Agreement.

          (e) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to First United, in substantially the form of Exhibit 4 to this Agreement.

          (f) Affiliate Agreements. Regions shall have received from each affiliate of First United the affiliates agreement referred to in Section
     8.9 of this Agreement.

          (g) Pooling Letter. Regions shall have received a letter from Ernst & Young, LLP, dated as of the Effective Time, to the effect that the Merger will qualify for pooling-of-interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

     9.3 CONDITIONS TO OBLIGATIONS OF FIRST UNITED. The obligations of First United to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First United pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Regions shall have delivered to First United (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that, to the best knowledge of such officers, after due inquiry, the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, as appropriate, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First United and its counsel shall request.

          (d) Legal Opinion. First United shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 5 to this Agreement.

                                   ARTICLE 10

                                  TERMINATION

     10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of First United, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of First United; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of First United and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of First United and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of First United and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of First United fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the Laws of the State of South Carolina at the First United Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of First United or by the Board of Directors of Regions in the event that the Merger shall not have been consummated by September 30, 1998, in each case only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of First United and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(d) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement as the date after which such Party may terminate this Agreement.

          (g) By the Board of Directors of First United, if it determines by a vote of a majority of the members of its entire Board, at any time during the five business-day period commencing on the day immediately following the Determination Date, if the Average Closing Price shall be less than $30.00; subject, however, to the following three sentences. If First United refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to Regions; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned five business-day period. During the three business-day period commencing with its receipt of such notice, Regions shall have the option to elect to increase the Exchange Ratio to equal the quotient obtained by dividing (1) the product of $30.00 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price. If Regions makes an election contemplated by the preceding sentence, within such three business-day period, it shall give prompt written notice to First United of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

     For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

          "Average Closing Price" shall mean the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq/NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq/NMS ending at the close of trading on the Determination Date.

          "Determination Date" shall mean the seventh full trading day immediately preceding the date of the anticipated Closing.

     10.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Article 11 and Section 8.5(b) of this Agreement shall survive any such termination, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. Each of the Support Agreements shall be governed by its own terms as to its termination.

     10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.9, and 8.11 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

          "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "AFFILIATE" of a Person shall mean (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person, (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person, or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "AGREEMENT" shall mean this Agreement and Plan of Merger, including each of the Support Agreements and the other Exhibits delivered pursuant hereto and incorporated herein by reference.

          "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "BUSINESS COMBINATION" shall mean an acquisition of, merger or combination with, share exchange involving any class of voting stock of, sale of more than fifty percent (50%) of the consolidated assets by, or other business combination involving, or tender offer for or sale or issuance of any equity securities involving an acquisition by a third-party of more than fifty percent (50%) of the voting stock of, First United, other than the formation of a newly organized holding company for First United in which the shares of First United Common Stock are exchanged for shares of the holding company on a basis that does not cause the respective beneficial interests of each stockholder to change or transactions with a Regions Company.

          "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

          "DGCL" shall mean the Delaware General Corporation Law.

          "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "ENVIRONMENTAL LAWS" shall mean all Laws which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA PLAN" shall have the meaning provided in Section 5.13 of this Agreement.

          "EXCHANGE AGENT" shall have the meaning provided in Section 4.1 of this Agreement.

          "EXCHANGE RATIO" shall have the meaning provided in Section 3.1(c) of this Agreement.

          "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FDIC" shall mean the Federal Deposit Insurance Corporation.

          "FIRST UNITED BENEFIT PLANS" shall have the meaning set forth in
     Section 5.13 of this Agreement.

          "FIRST UNITED COMMON STOCK" shall mean the $1.66 2/3 par value common stock of First United.

          "FIRST UNITED COMPANIES" shall mean, collectively, First United and all First United Subsidiaries.

          "FIRST UNITED DISCLOSURE MEMORANDUM" shall mean the written information entitled "First United Disclosure Memorandum" delivered prior to the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

          "FIRST UNITED FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of First United as of June 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1997, and for each of the three fiscal years ended December 31, 1996, 1995, and 1994, included in the First United Disclosure Memorandum, and (ii) the consolidated balance sheets of First United (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to June 30, 1997.

          "FIRST UNITED SUBSIDIARIES" shall mean the Subsidiaries of First United, which shall include the First United Subsidiaries described in
     Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of First United in the future and owned by First United at the Effective Time.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "HAZARDOUS MATERIAL" shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq., or any similar federal, state, or local Law.

          "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "KNOWLEDGE" as used with respect to a Person shall mean the knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "LAW" shall mean any code, law, ordinance, regulation, reporting, or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including, without limitation, those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including, without limitation, costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institutions, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, or (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "MERGER" shall mean the merger of First United with and into Regions referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System.

          "1933 ACT" shall mean the Securities Act of 1933, as amended.

          "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "PARTICIPATION FACILITY" shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

          "PARTY" shall mean either First United or Regions and "Parties" shall mean both First United and Regions.

          "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "PROXY STATEMENT" shall mean the proxy statement used by First United to solicit the approval of its stockholders of the transactions contemplated by this Agreement and shall include the prospectus of Regions relating to the shares of Regions Common Stock to be issued to the stockholders of First United.

          "REGIONS COMMON STOCK" shall mean the $.625 par value common stock of Regions.

          "REGIONS COMPANIES" shall mean, collectively, Regions and all Regions Subsidiaries.

          "REGIONS FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of June 30, 1997, and the restated consolidated statements of condition (including related notes and schedules, if any) of Regions as of December 31, 1996 and 1995, the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended June 30, 1997, and the related restated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1996, 1995, and 1994, as filed by Regions in SEC Documents, and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to June 30, 1997.

          "REGIONS SUBSIDIARIES" shall mean the Subsidiaries of Regions.

          "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, filed with the SEC by Regions under the 1933 Act in connection with the transactions contemplated by this Agreement.

          "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "SCBCA" shall mean the South Carolina Business Corporation Act.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC DOCUMENTS" shall mean all reports and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "STOCKHOLDERS' MEETING" shall mean the meeting of the stockholders of First United to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "SUBSIDIARY" OR COLLECTIVELY "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls fifty percent (50%) or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which fifty percent (50%) or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "SUPPORT AGREEMENTS" shall mean the various Support Agreements, each in substantially the form of Exhibit 1 to this Agreement.

          "SURVIVING CORPORATION" shall mean Regions as the surviving corporation resulting from the Merger.

          "TAX" OR "TAXES" shall mean any federal, state, county, local or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, of any nature whatsoever, including interest, penalties, and additions imposed thereon or with respect thereto.

     11.2 EXPENSES. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 BROKERS AND FINDERS. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby except for the fees payable by First United to The Carson-Medlin Company. In the event of a claim by any other broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by First United or Regions, each of First United and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to, or shall, confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.9 and 8.11 of this Agreement.

     11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after any such approval by the holders of First United Common Stock, there shall be made no amendment decreasing the consideration to be received by First United stockholders without the further approval of such stockholders.

     11.6 WAIVERS. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First United, to waive or extend the time for the compliance or fulfillment by First United of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions.

     (b) Prior to or at the Effective Time, First United, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of their obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First United under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First United.

     11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

First United:     FIRST UNITED BANCORPORATION
                  304 North Main Street
                  Anderson, South Carolina 29622
                  Telecopy Number: (864) 231-2945
                  Attention: Mason Y. Garrett
                             Chairman of the Board, President and Chief
                  Executive Officer
Copy to Counsel:  Sinkler & Boyd, P.A.
                  1426 Main Street, 12th Floor
                  Columbia, South Carolina 29201
                  Telecopy Number: (803) 765-1243
                  Attention: George S. King, Jr.
Regions:          REGIONS FINANCIAL CORPORATION
                  417 North 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7571
                  Attention: Richard D. Horsley
                             Vice Chairman and Executive Financial Officer
Copy to Counsel:  REGIONS FINANCIAL CORPORATION
                  417 North 20th Street
                  Birmingham, Alabama 35203
                  Telecopy Number: (205) 326-7099
                  Attention: Samuel E. Upchurch, Jr.
                             General Counsel and Corporate Secretary

     11.9 GOVERNING LAW. Except to the extent the laws of the State of South Carolina apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                     FIRST UNITED BANCORPORATION

               By: /s/ WILLIAM B. WEST                                    By: /s/ MASON Y. GARRETT
  -------------------------------------------------           -------------------------------------------------
                   William B. West                                            Mason Y. Garrett
                      Secretary                                       Chairman of the Board, President
                                                                         and Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                                     REGIONS FINANCIAL CORPORATION

           By: /s/ SAMUEL E. UPCHURCH, JR.                                By: /s/ WILLIAM E. JORDAN
  -------------------------------------------------           -------------------------------------------------
               Samuel E. Upchurch, Jr.                                        William E. Jordan
                 Corporate Secretary                                         Regional President

[CORPORATE SEAL]

                                                                      APPENDIX B

Board of Directors                                            January     , 1998
First United Bancorporation
304 North Main Street
Anderson, SC 29622

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of First United Bancorporation ("First United") under the terms of a certain Agreement and Plan of Merger dated as of October 28, 1997 (the "Agreement"), by and between First United and Regions Financial Corporation ("Regions") pursuant to which First United will merge with and into Regions (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of First United common stock shall be converted into the right to receive .5173 shares of Regions common stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

     The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in North Carolina and the Southeast and the major commercial banks operating in that market. We have been retained by First United in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

     In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of First United and Regions. We have reviewed: (i) the Agreement; (ii) the annual reports to stockholders of First United, including audited financial statements, for the five years ended December 31, 1996; (iii) the Proxy Statement of First United, dated April 4, 1997, prepared for the annual meeting of the stockholders of First United held on April 22, 1997; (iv) the Report of Form 10-Q of First United, dated September 30, 1997 (v) the Uniform Bank Performance Report for Anderson National Bank as of June 30, 1997; (vi) the Uniform Bank Performance Report for Spartanburg National Bank as of June 30, 1997; (vii) the Uniform Bank Performance Report for The Community Bank of Greenville, N.A. as of June 30, 1997; (viii) the Call Report for Anderson National Bank as of September 30, 1997; (ix) the Call Report for Spartanburg National Bank as of September 30, 1997; (x) the Call Report for The Community Bank of Greenville, N.A. as of September 30, 1997; (xi) the annual reports to stockholders of Regions, including audited financial statements, for the five years ended December 31, 1996; (xii) the Proxy Statement of Regions dated April 1, 1997 for the annual meeting of the stockholders of Regions held on May 14, 1997; (xiii) the Report of Form 10-Q of Regions, dated September 30, 1997 (xiv) monthly unaudited interim financial statements of First United through November 30, 1997; (xv) a preliminary copy of the Proxy Statement/Prospectus prepared in connection with a special meeting of the shareholders of First United to consider the Merger; and (xvi) certain other financial and operating information with respect to the business, operations and prospects of First United and Regions. We also: (i) held discussions with members of the senior management of First United and Regions regarding their respective historical and current business operations, financial conditions and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of First United and Regions and compared them with those of certain publicly traded companies which we deemed to be relevant;
(iii) compared the results of operations of First United and Regions with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on Regions; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of First United or Regions. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

     Based upon the foregoing, it is our opinion that the consideration provided for in the Agreement is fair, from a financial point of view, to the stockholders of First United Bancorporation.

                                          Very truly yours,

                                          THE CARSON MEDLIN COMPANY

                                                                      APPENDIX C

                 CODE OF LAWS OF SOUTH CAROLINA 1976 ANNOTATED
             TITLE 33. CORPORATIONS, PARTNERSHIPS AND ASSOCIATIONS
                         CHAPTER 13. DISSENTERS' RIGHTS
           ARTICLE 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 33-13-101.  DEFINITIONS.

     In this chapter:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 33-13-102.  RIGHT TO DISSENT.

     A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) the approval of a control share acquisition under Article 1 of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

SEC. 33-13-103.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

SEC. 33-13-200.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

SEC. 33-13-210.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SEC. 33-13-220.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

SEC. 33-13-230.  SHAREHOLDERS' PAYMENT DEMAND.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

SEC. 33-13-240.  SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SEC. 33-13-250.  PAYMENT.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenter's right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

SEC. 33-13-260.  FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

SEC. 33-13-270.  AFTER-ACQUIRED SHARES.

     (a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

SEC. 33-13-280.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

SEC. 33-13-300.  COURT ACTION.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 33-13-310.  COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

        "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21.  EXHIBITS.

EXHIBIT
NUMBER                                                     DESCRIPTION
------         --------------------------------------------------------------------------------------------------------
  2.1   --     Agreement and Plan of Merger, dated as of October 28, 1997, by and between First United Bancorporation and Regions Financial
               Corporation -- included as Appendix A to the Proxy
               Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of KPMG Peat Marwick LLP
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville LLP -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of The Carson-Medlin Company
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.


ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 23rd day of January, 1998.

                                          REGISTRANT:
                                          REGIONS FINANCIAL CORPORATION

                                               /s/ Richard D. Horsley
                                          BY: --------------------------------
                                                   Richard D. Horsley
                                               Vice Chairman of the Board and
                                                Executive Financial Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Horsley and Samuel E. Upchurch, Jr. and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney- in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


   SIGNATURE                     TITLE                                 DATE

--------------------------  ---------------------------      ------------------
/s/ Carl E. Jones, Jr.
--------------------------      President and Chief Executive   January 23, 1998
Carl E. Jones, Jr.              Officer and Director

/s/ Richard D. Horsley
--------------------------  Vice Chairman of the Board and      January 23, 1998
Richard D. Horsley          Executive Financial Officer
                                   and Director
/s/ Robert P. Houston
--------------------------  Executive Vice President and        January 23, 1998
Robert P. Houston           Comptroller


/s/ Sheila S. Blair
--------------------------         Director                              January 23, 1998
Sheila S. Blair

/s/ William B. Boles, Sr.
--------------------------         Director                              January 23, 1998
William B. Boles, Sr.

/s/ James B. Boone, Jr.
--------------------------         Director                              January 23, 1998
James B. Boone, Jr.

/s/ Albert P. Brewer
--------------------------         Director                              January 23, 1998
Albert P. Brewer


/s/ James S.M. French
--------------------------         Director                              January 23, 1998
James S.M. French

/s/ Olin B. King
--------------------------         Director                              January 23, 1998
Olin B. King

/s/ J. Stanley Mackin
--------------------------  Chairman of the Board and                    January 23, 1998
J. Stanley Mackin                  Director

/s/ Henry E. Simpson
--------------------------         Director                              January 23, 1998
Henry E. Simpson

/s/ Lee J. Styslinger, Jr.
--------------------------         Director                              January 23, 1998
Lee J. Styslinger, Jr.


--------------------------         Director
Robert J. Williams

                               INDEX TO EXHIBITS


                                                                                                            SEQUENTIALLY
EXHIBIT                                                                                                       NUMBERED
NUMBER                           DESCRIPTION                                                                    PAGE
-------        ------------------------------------------------------------------------------------------  ------------
  2.1   --     Agreement and Plan of Merger, dated as of October 28, 1997, by and between First United Bancorporation and Regions Financial
               Corporation -- included as Appendix A to the Proxy
               Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 333-37361.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 333-37361.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of KPMG Peat Marwick LLP
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville LLP -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of The Carson-Medlin Company
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.